Exhibit 99.45

Execution Version

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (the “Agreement”) is made and entered into as of this 3rd day of September, 2021 (the “Execution Date”), by and among Nevada Gold Mines LLC, a Delaware limited liability company (“NGM”), Goldcorp Dee LLC, a Nevada limited liability company (“Goldcorp Dee”), Au-Reka Gold LLC, a Delaware limited liability company (“Au-Reka”) and i-80 Gold Corp., a British Columbia corporation (“i-80 Gold”). Goldcorp Dee shall act as the “Administrative Agent” for Goldcorp Dee and Au-Reka under this Agreement. NGM, Goldcorp Dee and Au-Reka sometimes may be referred to in this Agreement individually as a “Party,” and collectively as the “Parties.”

RECITALS

A.       NGM and Goldcorp Dee are successors in interest to a Mining Venture Agreement effective as of January 3, 2005, as amended by the First Amendment to the Mining Venture Agreement dated February 24, 2017 (the “Mining Venture Agreement”), pursuant to which NGM owns a 60% interest and Goldcorp Dee owns a 40% interest in certain mining claims and mining leases located in Elko and Eureka Counties, Nevada, comprising the South Arturo mine as set forth in Exhibit A1 attached to this Agreement (the “South Arturo Properties”).

B.       Au-Reka and Nevada Select Royalty, Inc. (“Nevada Select Royalty”) entered into the Rodeo Creek Option Agreement dated as of November 12, 2018 (the “Rodeo Creek Option Agreement”), pursuant to which Au-Reka has the exclusive option to purchase 31 unpatented lode mining claims located in Elko County, Nevada as set forth in Exhibit A2 attached to this Agreement (the “Rodeo Creek Properties”).

C.       NGM owns certain mining claims, fee lands and mining leases located in Humboldt County, Nevada, comprising the Lone Tree mine and the Buffalo Mountain mine, together with water rights appurtenant thereto, and the Lone Tree Milling Facilities located thereon or forming a part thereof, as set forth in Exhibit A3 attached to this Agreement (the “NGM Properties”).

D.       NGM acknowledges that, to the extent access rights can be granted, NGM will grant access rights to all existing easements and rights of way held by NGM over roads necessary for Au-Reka and Goldcorp Dee, as the case may be, to access the NGM Properties, pursuant to the terms and subject to the conditions set forth in the NGM Bill of Sale and Assignment.

E.       Goldcorp Dee and Au-Reka are wholly-owned subsidiaries of i-80 Gold (defined below).

F.       Pursuant to Section 1031 of the Code, Goldcorp Dee wishes to exchange its 40% interest in the South Arturo Properties (the “Goldcorp Dee Properties”) and Au-Reka wishes to exchange its rights in the Rodeo Creek Properties pursuant to the Rodeo Creek Option Agreement (together with the Goldcorp Dee Properties, the “i-80 Properties”) for the NGM Properties, and NGM wishes to exchange the NGM Properties for the i-80 Properties (the “Exchange”), all upon the terms and subject to the conditions set forth in this Agreement.

G.       i-80 Gold is (i) entering into this Agreement solely for the purposes of giving effect to the Private Placement (as defined herein) and (ii) concurrently with the Parties’ entry into this Agreement, delivering the i-80 Guarantee (as defined herein) to NGM.

AGREEMENT

NOW THEREFORE, for and in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
Definitions

1.1       Certain Defined Terms. As used in this Agreement and unless otherwise defined, the following capitalized terms shall have the following meanings:

“Additional Au-Reka Representations” has the meaning set forth in Section 3.4.

“Additional Goldcorp Dee Representations” has the meaning set forth in Section 3.3.

“Additional NGM Representations” has the meaning set forth in Section 3.2.

“Additional Transactions” has the meaning set forth in Section 2.2.

“Administrative Agent” has the meaning set forth in the Preamble.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means, when used as a verb with respect to a Person (other than an individual), the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such Person through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; (vi) or otherwise; and, when used as a verb with respect to an individual, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “control” means, when used as a noun, an interest that gives the holder the ability to exercise any of the foregoing powers.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 2.8(b).

“Announcement” has the meaning set forth in Section 4.5(a).

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“Applicable Assets” means (a) in the case of NGM, the NGM Properties, the NGM Permits and the NGM Personal Property, taken as a whole; and (b) in the case of Au-Reka and Goldcorp Dee, the i-80 Properties and the Rodeo Creek Permits, taken as a whole.

“Au-Reka” has the meaning set forth in the Preamble.

“Au-Reka Bill of Sale and Assignment” means the Au-Reka Bill of Sale and Assignment for the Au-Reka Option Property in the form attached to this Agreement as Exhibit E4.

“Au-Reka Option Property” means all tangible and intangible personal property and fixtures set forth on Exhibit B1, together with related Books and Records.

“Au-Reka Permits Assignment and Assumption Agreement” means the Au-Reka Permits Assignment and Assumption Agreement in the form attached to this Agreement as Exhibit E11(b).

“Autoclave Toll Milling Agreement” means the Autoclave Toll Milling Agreement substantially in the form attached to this Agreement as Exhibit D1.

“Books and Records” means books and records, including books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, supplier lists, production data, quality control records and procedures, assay reports, drill logs, exploration reports, environmental studies, mine plans, operational documents, nonproprietary mining and reserve models, sales records, strategic plans, material and research, including all technical records, files papers, surveys and plans or specifications, but excluding any Privileged Documents.

“Business Day” means any day other than a Saturday or a Sunday that is not a federal or state holiday in Nevada.

“CAD$” means Canadian dollars.

“Claim” means any action, arbitration, cause of action, claim, counterclaim, demand, dispute, hearing, grievance, mediation, injunction, investigation, obligation, stay, suit or other proceeding, including a claim for indemnification made pursuant to Article 6.

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Time” has the meaning set forth in Section 2.4.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” means, collectively (i) the confidentiality agreement dated January 20, 2021 between NGM and Premier Gold Mines, and (ii) the confidentiality agreement dated May 5, 2021 between NGM and i-80 Gold.

“Contingent Consideration Agreement” means the Contingent Consideration Agreement in the form attached to this Agreement as Exhibit D3.

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“COVID-19” means the coronavirus disease (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-COV-2) and/or any other virus or disease developing from or arising as a result of SARS-COV-2 and/or COVID-19.

“COVID-19 Actions” means, with respect to any Party, any commercially reasonable actions taken by such Party or refrained to be taken by such Party in the operation of its business as a result of COVID-19 in order to (i) comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Authority in connection with COVID-19, or (ii) mitigate the adverse effects caused by COVID-19 or the public health emergency resulting therefrom (including as reasonably necessary to protect the health and safety of customers, suppliers, employees and other business relationships of such Party), in each case to the extent such action would reasonably be expected to have been taken by a reasonable Person similarly situated as the applicable Party.

“Deductible” has the meaning set forth in Section 6.5(a)(ii).

“De Minimis Amount” has the meaning set forth in Section 6.5(a)(i).

“Direct Claim” has the meaning set forth in Section 6.6(a).

“DOJ” has the meaning set forth in Section 4.6(b).

“Dollars” and “$” means the lawful currency of the United States of America.

“Encumbrance” means any lien, pledge, mortgage, indenture, option, royalty, deed of trust, rights granted under a streaming agreement or other alternative financing agreement, security interest, charge, claim, reservation, easement, right-of-way, restriction, servitude, surface use agreement, imperfection of title, right of first offer or first refusal or similar right, encroachment or other similar encumbrance or obligation created in favor of a third party.

“Environmental Laws” means all applicable Laws relating to the protection of human health and safety, the environment, or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange” has the meaning set forth in Recital F.

“Execution Date” has the meaning set forth in the Preamble.

“Franco-Nevada” means Franco Nevada US Corporation, a Delaware corporation.

“Franco-Nevada Lease” means the Lease Agreement dated as of June 22, 1981, as the same may have been modified, amended or supplemented from time to time, between Franco-Nevada, as successor lessor, and Goldcorp Dee, as successor lessee.

“FTC” has the meaning set forth in Section 4.6(b).

“Fundamental Representations” has the meaning set forth in Section 3.1(a).

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“Goldcorp Dee” has the meaning set forth in the Preamble.

“Goldcorp Dee Lease Assignment and Assumption Agreement” means the Goldcorp Dee Lease Assignment and Assumption Agreement for the Franco-Nevada Lease in the form attached to this Agreement as Exhibit E9.

“Goldcorp Dee Bill of Sale and Assignment” means the Goldcorp Dee Bill of Sale and Assignment for the Goldcorp Dee Venture Property in the form attached to this Agreement as Exhibit E5.

“Goldcorp Dee Permits Assignment and Assumption Agreement” means the Goldcorp Dee Permits Assignment and Assumption Agreement for the South Arturo Permits in the form attached to this Agreement as Exhibit E11(c).

“Goldcorp Dee Properties” has the meaning set forth in Recital F, and includes related Books and Records.

“Goldcorp Dee Properties Deed” means the deed for the Goldcorp Dee Properties attached to this Agreement as Exhibit E1.

“Goldcorp Dee Venture Property” has the meaning set forth in Section 2.2(d)(i), together with related Books and Records.

“Governmental Authority” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government; (c) any court, commission, individual arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“i-80 Allocation Notice” has the meaning set forth in Section 2.8(b).

“i-80 Assumed Liabilities” has the meaning set forth in Section 2.3.

“i-80 Gold” has the meaning set forth in the Preamble.

“i-80 Guarantee” means the guarantee of i-80 Gold dated as of the date hereof.

“i-80 Properties” has the meaning set forth in Recital F.

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“i-80 Retained Liabilities” has the meaning set forth in Section 2.3.

“i-80 Shares” means the common shares in the capital of i-80 Gold.

“Indemnified Party” means, as applicable, at the time of the applicable Claim being asserted against an Indemnifying Party, Au-Reka and its Affiliates and its and their respective Representatives, Goldcorp Dee and its Affiliates and its and their respective Representatives, or NGM and its Affiliates and its and their respective Representatives.

“Indemnifying Party” means, as applicable, the Party or Parties against which Claims are asserted by the Indemnified Party.

“Independent Accounting Firm” has the meaning set forth in Section 2.8(b).

“Interim Period” means the period from the Execution Date to the earlier of (a) the Closing, and (b) the Outside Date.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, formal interpretation, or other requirement or rule of law of any Governmental Authority.

“Liability Limits” has the meaning set forth in Section 6.5.

“Lone Tree Milling Facilities” means the buildings, structures, improvements and fixtures (including fixed machinery and fixed equipment) included in the NGM Properties comprising the non-operating autoclave and the processing facility located at the Lone Tree mine.

“Loss” means, in respect of any matter, all Claims, demands, proceedings, losses, damages, liabilities, deficiencies, fines, costs, expenses, injuries and judgments arising directly or indirectly as a consequence of such matter (including reasonable legal and other professional fees and disbursements, interest, penalties, and amounts paid in settlement, but excluding punitive, exemplary, aggravated and lost opportunity damages, and loss of profits related to such matter).

“Management Committee Participants” has the meaning set forth in Section 2.5(a)(xvii).

“Material Adverse Effect” means, with respect to any Party or Parties, any change, event, occurrence, condition or effect, either individually or in the aggregate with such other change, event, occurrence, condition or effect, that is, or would reasonably be expected to be, material and adverse to the business, assets, liabilities, financial condition or results of operations of the Applicable Assets of such Party or Parties, except any change, event, occurrence, condition or effect resulting from or relating to: (a) any change or development in general economic, regulatory or political conditions in the United States or Canada; (b) any change or development affecting the mining industry generally or the gold mining industry in particular; (c) any change or development in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates or capital costs or commodity markets; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation, continuation or worsening thereof; (e) any action required or permitted by the Transaction Documents; (f) any change in the price of gold or other metals or any change in currency exchange rates; (g) any changes in applicable Laws or accounting rules (or any guidance relating thereto) or the formal interpretation of any of the foregoing; (h) any change or development in the announcement, pendency or completion of the Transactions; (i) any natural or man-made disaster or acts of God (including cyber security breaches); or (j) the commencement, continuation or cancellation of any epidemic, pandemic (including COVID-19) or any other outbreak of illness or public health event, including the escalation and worsening thereof, and including any measures introduced by a Governmental Authority to address such epidemic, pandemic or outbreak together with any COVID-19 Actions; provided that, in the case of (b), (c) and (d) it does not have a materially disproportionate and adverse effect on the Applicable Assets of such Party or Parties, relative to the other comparable companies operating in the mining industry.

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“Mining Venture Agreement” has the meaning set forth in Recital A.

“Nevada Select Royalty” has the meaning set forth in Recital B.

“NGM” has the meaning set forth in the Preamble.

“NGM Allocation” has the meaning set forth in Section 2.8(b).

“NGM Assumed Liabilities” has the meaning set forth in Section 2.3.

“NGM Bill of Sale and Assignment” means the Bill of Sale and Assignment for the NGM Personal Property in the form attached to this Agreement as Exhibit E6.

“NGM Employees” means the NGM employees that are employed in connection with the Lone Tree mine and/or Buffalo Mountain mine listed on Exhibit C attached to this Agreement.

“NGM Indemnified Parties” has the meaning set forth in Section 6.2(a).

“NGM Lease Assignment and Assumption Agreement” means the NGM Lease Assignment and Assumption Agreement for (a) the VEK Lease, (b) the Mining Lease dated as of August 29, 1994, as the same may have been modified, amended or supplemented from time to time, between Lari K. and Yen D. Richardson, as lessors, and NGM, as successor lessee; and (c) the Mining Lease and Agreement dated as of March 25, 2006, as the same may have been modified, amended or supplemented from time to time, between BTF Properties, as lessor, and NGM, as successor lessee, in the form attached to this Agreement as Exhibit E10.

“NGM Marks” means any trademark, trade name, service mark, trade dress, logo, copyright, signage, domain name, corporate or company name, or other designation that uses or is confusingly similar to the terms “NGM” or “Nevada Gold Mines”, in each case wherever used, whether or not filed for registration, registered or unregistered, and whether or not stylized.

“NGM Permits” means the Permits set forth on Exhibit B3, together with related Books and Records.

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“NGM Permits Assignment and Assumption Agreement” means the NGM Permits Assignment and Assumption Agreement for the NGM Permits in the form attached to this Agreement as Exhibit E11(a).

“NGM Personal Property” means the tangible personal property of NGM set forth on Exhibit B2, together with related Books and Records.

“NGM Properties” has the meaning set forth in Recital C, and includes related Books and Records.

“NGM Properties Deed (Fee Property)” means the deed for the fee property included in the NGM Properties attached to this Agreement as Exhibit E2(b).

“NGM Properties Deed (Unpatented Claims)” means the deed for the unpatented claims and millsites included in the NGM Properties attached to this Agreement as Exhibit E2(a).

“NGM Reclamation Bonds” has the meaning set forth in Section 4.10(a).

“NGM Replacement Bonds” has the meaning set forth in Section 4.10(a).

“NGM Retained Liabilities” has the meaning set forth in Section 2.3.

“NI 51-102” has the meaning set forth in Section 4.16.

“Non-Assignable Asset” has the meaning set forth in Section 4.20.

“Notice of Claim” has the meaning set forth in Section 6.6(a).

“Offtake Agreement” means the Offtake Agreement dated April 7, 2021 among, inter alia, i-80 Gold, Au-Reka, Goldcorp Dee and OMF Fund (O).

“OMF Fund (O)” means OMF Fund II (O) Ltd., a company formed under the laws of the Cayman Islands.

“Operating Parameters Indemnity Agreement” means the Operating Parameters Indemnity Agreement in the form attached to this Agreement as Exhibit D4.

“Operations” means all activities of whatever kind or nature conducted in connection with the exploration, development, and operation of the NGM Properties or the i-80 Properties, as the case may be.

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Permit” means any permit, license, approval, consent, ruling, authorization, certification, concession, exemption, variance, notification, waiver, clearance or registration by or with any Governmental Authority or other third parties.

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“Permitted Encumbrances” means: (a) Encumbrances for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith and diligently by appropriate proceedings; (b) Encumbrances of mechanics, carriers, workers, repairers, warehousemen and similar Persons arising or incurred in the ordinary course of business in respect of liabilities that are not yet due or if due and payable, but are unpaid, are being contested in good faith, and in respect of which adequate resources are maintained; (c) matters of public record which do not materially adversely affect the use of real property; (d) any conditions that reasonably would be expected to be shown by a current survey; (e) Environmental Laws or zoning or other land use Laws; (f) Encumbrances that arise due to zoning, subdivision, entitlement, and other land use Laws or regulations; (g) royalty interests of public record encumbering the Rodeo Creek Properties, the Goldcorp Dee Properties or the NGM Properties; (h)  the paramount title of the United States; (i) easements, servitudes, rights of way and other rights, exceptions, reservations, conditions, limitations and other restrictions of pubic record that will not materially interfere with or materially impair operations as currently conducted on the date hereof on, or the value or use of, the Rodeo Creek Properties, the Goldcorp Dee Properties or the NGM Properties, as applicable; (j) Governmental Orders, rights reserved to or vested in any Governmental Authority to control or regulate the Rodeo Creek Properties, the Goldcorp Dee Properties or the NGM Properties, as applicable, obligations or duties to any Governmental Authority with respect to any Permits and rights reserved to or vested in any Governmental Authority to terminate such Permits or to condemn or expropriate any property; (k) the Nevada Select-Rodeo Creek Royalty (as defined in the Rodeo Creek Option Agreement); and (l) any Encumbrances set forth in this Agreement, the Transaction Documents, the Rodeo Creek Option Agreement, the Stream Agreement or the Mining Venture Agreement.

“Person” means any individual, corporation or company with or without share capital, partnership, joint venture, association, trust, unincorporated organization, trustee, executor, administrator or other legal personal representative, Governmental Authority or entity however designated or constituted.

“Premier Gold Mines” means Premier Gold Mines USA, Inc., a subsidiary of i-80 Gold.

“Private Placement” has the meaning set forth in Section 4.18(a).

“Privilege” has the meaning set forth in Section 2.6(a).

“Privileged Documents” has the meaning set forth in Section 2.6(a).

“Replacement Acceptance” has the meaning set forth in Section 4.10(b).

“Representative” means, with respect to any Person, any and all directors, officers, members, managers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required Consents” has the meaning set forth in Section 4.6(a).

“Roaster Toll Milling Agreement” means the Roaster Toll Milling Agreement substantially in the form attached to this Agreement as Exhibit D2.

“Rodeo Creek Option” has the meaning set forth in Section 2.2(c).

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“Rodeo Creek Option Agreement” has the meaning set forth in Recital B, and includes any related Books and Records.

“Rodeo Creek Option Assignment” means the assignment of the Rodeo Creek Option Agreement in the form attached to this Agreement as Exhibit E7.

“Rodeo Creek Permits” means the Permits held by Au-Reka to conduct Operations (including exploration) on the Rodeo Creek Properties, including the Permits set forth on Exhibit B4, together with related Books and Records.

“Rodeo Creek Properties” has the meaning set forth in Recital B, and includes any related Books and Records.

“Rodeo Creek Properties Deed” means the deed for the Rodeo Creek Properties attached to this Agreement as Exhibit E3.

“Rodeo Creek Reimbursement Amount” has the meaning set forth in Section 2.2(c).

“Rodeo Creek Reclamation Bonds” has the meaning set forth in Section 4.11.

“Rodeo Creek Replacement Bonds” has the meaning set forth in Section 4.11.

“South Arturo Effective Date” has the meaning set forth in Section 2.2(a).

“South Arturo Permits” means the Permits set forth on Exhibit B5, together with related Books and Records.

“South Arturo Properties” has the meaning set forth in Recital A.

“South Arturo Reimbursement Amount” has the meaning set forth in Section 2.2(b).

“Stream Agreement” means the Purchase and Sale Agreement (Silver) dated April 7, 2021 among, inter alia, i-80 Gold and OMF Fund II SO Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Stream Agreement Assumption” means the Assumption Agreement for the Stream Agreement substantially in the form attached to this Agreement as Exhibit E8.

“Subscription Agreement” means the Subscription Agreement substantially in the form attached to this Agreement as Exhibit D5.

“Subscription Price” means CAD$2.62 per i-80 Share.

“Survival Period” means a period of 365 consecutive days after the Closing Date.

“Tax” or “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, severance, depletion, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

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“Third Party Claim” has the meaning set forth in Section 6.6(a).

“Trading Day” means a day when trading occurs through the facilities of the TSX.

“TSX” means the Toronto Stock Exchange or any successor thereto.

“TSX Approval” means the approval of the TSX obtained by i-80 Gold in respect of the Private Placement, including the issuance to NGM of the i-80 Shares for the Subscription Price in accordance with the requirements of Section 4.18 and the listing thereof on the TSX, subject only to satisfaction by i-80 Gold of the customary post-closing conditions imposed by the TSX.

“Transaction Documents” means this Agreement, the Contingent Consideration Agreement, the Operating Parameters Indemnity Agreement, the Subscription Agreement, the Roaster Toll Milling Agreement, the Autoclave Toll Milling Agreement, as applicable the Rodeo Creek Option Assignment or the Rodeo Creek Properties Deed, the Goldcorp Dee Properties Deed, the NGM Properties Deed (Fee Property), the NGM Properties Deed (Unpatented Claims), the Au-Reka Bill of Sale and Assignment, the Goldcorp Dee Bill of Sale and Assignment, the NGM Bill of Sale and Assignment, the Goldcorp Dee Lease Assignment and Assumption Agreement, the NGM Lease Assignment and Assumption Agreement, the NGM Permits Assignment and Assumption Agreement, the Au-Reka Permits Assignment and Assumption Agreement, the Goldcorp Dee Permits Assignment and Assumption Agreement, the Stream Agreement Assumption, and any other agreement, instrument or deed entered into among the Parties and any of their respective Affiliates or any of them at or prior to Closing.

“Transactions” means the Exchange, the Additional Transactions, and the other transactions contemplated in the Transaction Documents.

“VEK” means a general partnership comprised of VEK Associates, Andrus Resources Corporation, and Euro-Nevada Mining Corporation, Inc.

“VEK Lease” means the Lease Agreement dated as of April 23, 2011, as the same may have been modified, amended or supplemented from time to time, between VEK, and NGM, as successor lessee.

“Venture” means the business arrangement between Goldcorp Dee and NGM established pursuant to the Mining Venture Agreement.

1.2       Rules of Construction.

(a)       In this Agreement:

(i)       unless the context otherwise clearly requires, (A) references to the plural include the singular, and references to the singular include the plural, (B) references to one gender include the other gender, (C) the words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation,” (D) the terms “hereof,” “herein,” “hereunder,” “hereto,” and similar terms refer to this entire Agreement and not to any particular provision of this Agreement, unless the provision otherwise provides, (E) “or” is used in the inclusive sense of “and/or,” (F) if a word or phrase is defined, then its other grammatical or derivative forms have a corresponding meaning; (G) a reference to Law or a statute, code, act, legislation, or to a provision thereof includes a modification, amendment, or substitution thereof or any successor Law, the rules and regulations promulgated thereunder, and the formal interpretations issued in accordance therewith; and (H) unless otherwise specified, the terms “day” and “days” mean and refer to calendar day(s);

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(ii)       unless otherwise specified, any reference to any document, instrument or agreement (including a reference to this Agreement) (A) includes and incorporates all exhibits, schedules, and other attachments thereto, (B) includes and incorporates all documents, instruments, deeds, or agreements issued or executed in connection therewith or in replacement thereof, and (C) means such document, instrument, deed, or agreement, or replacement or predecessor thereto, as amended, modified, or supplemented from time to time in accordance with its terms and in effect at the relevant time (except to the extent prohibited by this Agreement or such other agreement or document);

(iii)       unless otherwise specified, all references to articles, sections, schedules and exhibits are to the Articles, Sections, and Exhibits of this Agreement; and

(iv)       the headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(v)       Knowledge.

(A)       references in this Agreement to “the knowledge of NGM” mean the actual knowledge of Mike Estes and Hiliary Wilson, respectively the Treasurer and Secretary of NGM, after making diligent inquiry of the appropriate officers or senior employees of NGM, as reasonably necessary to inform themselves as to the relevant matters, but without any requirement to make any inquiries of third parties or governmental authorities or to perform any search of any public registry office or system.

(B)       references in this Agreement to “the knowledge of Au-Reka” or “the knowledge of Goldcorp Dee” mean the actual knowledge of Matt Gollat and Ryan Snow, respectively the Executive Vice President Business & Corporate Development and the Chief Financial Officer of i-80 Gold, after making diligent inquiry of the appropriate officers or senior employees of Au-Reka, Goldcorp Dee and i-80 Gold, as reasonably necessary to inform themselves as to the relevant matters, but without any requirement to make any inquiries of third parties or governmental authorities or to perform any search of any public registry office or system.

(b)       The Parties acknowledge that they and their respective legal counsel have reviewed and participated in negotiating and settling the terms of this Agreement and agree that no inference shall be drawn in favor of or against any Party by virtue of the fact that they or their respective legal counsel were or were not principally responsible for drafting this Agreement.

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(c)       The following Exhibits are attached to and form an integral part of this Agreement:

Exhibit A1	-	South Arturo Properties
Exhibit A2	-	Rodeo Creek Properties
Exhibit A3	-	NGM Properties
Exhibit B1	-	Au-Reka Option Property
Exhibit B2	-	NGM Personal Property
Exhibit B3	-	NGM Permits
Exhibit B4	-	Rodeo Creek Permits
Exhibit B5	-	South Arturo Permits
Exhibit C	-	NGM Employees
Exhibit D1	-	Autoclave Toll Milling Agreement
Exhibit D2	-	Roaster Toll Milling Agreement
Exhibit D3	-	Contingent Consideration Agreement
Exhibit D4	-	Operating Parameters Indemnity Agreement
Exhibit D5	-	Subscription Agreement
Exhibit E1	-	Goldcorp Dee Properties Deed
Exhibit E2(a)	-	NGM Properties Deed (Unpatented Claims)
Exhibit E2(b)	-	NGM Properties Deed (Fee Property)
Exhibit E3	-	Rodeo Creek Properties Deed
Exhibit E4	-	Au-Reka Bill of Sale and Assignment
Exhibit E5	-	Goldcorp Dee Bill of Sale and Assignment
Exhibit E6	-	NGM Bill of Sale and Assignment
Exhibit E7	-	Rodeo Creek Option Assignment
Exhibit E8	-	Stream Agreement Assumption
Exhibit E9	-	Goldcorp Dee Lease Assignment and Assumption Agreement
Exhibit E10	-	NGM Lease Assignment and Assumption Agreement
Exhibit E11(a)	-	NGM Permits Assignment and Assumption Agreement
Exhibit E11(b)	-	Au-Reka Permits Assignment and Assumption Agreement
Exhibit E11(c)	-	Goldcorp Dee Permits Assignment and Assumption Agreement

Article 2
EXCHANGE

2.1       Exchange. Subject to the terms and conditions set forth in this Agreement, at Closing, the Parties shall execute and implement the Exchange, including by taking the steps set out below in Section 2.2(d), Section 2.2(e) and Section 2.5.

2.2       Additional Transactions. Subject to the terms and conditions set forth in this Agreement, in addition to the Exchange, the Parties shall perform the following (collectively, the “Additional Transactions”):

(a)       For the period from (and including) June 1, 2021 (the “South Arturo Effective Date”) to Closing, Goldcorp Dee will not be (i) required to contribute funds to adopted Programs (as defined in the Mining Venture Agreement) to maintain its Participating Interest (as defined in the Mining Venture Agreement) in the Venture, and (ii) entitled to its proportionate share of Products (as defined in the Mining Venture Agreement); provided that, in the event this Agreement is terminated for any reason prior to the Closing, Goldcorp Dee will be responsible to fund its proportionate share of adopted Programs, and will be entitled to its proportionate share of Products, for the period from the South Arturo Effective Date to the date this Agreement is so terminated. For purposes of the preceding sentence, contributions that would have been payable by Goldcorp Dee but for item (i) above shall be due and payable on the day that is 15 days following Goldcorp Dee’s receipt of its proportionate share of Products for the period from the South Arturo Effective Date to the date this Agreement is terminated. If any such contributions are not timely made following the date this Agreement is terminated, Goldcorp Dee’s Participating Interest in the Venture, and its right to a proportionate share in the Products, shall be subject to reduction in accordance with the Mining Venture Agreement.

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(b)       NGM will (i) on Closing, reimburse Goldcorp Dee the amount equal to the sum of: (A) $1,849,570.33, representing the funds advanced by Goldcorp Dee to the Venture in connection with the autonomous test work at the South Arturo Properties, (B) all additional funds, if any, advanced by Goldcorp Dee to the Venture and not used by the Venture on or prior to May 31, 2021, and (C) $5,480,987.90, representing the funds that have been advanced by Goldcorp Dee to the Venture that have not been used for reclamation activities on or prior to May 31, 2021 (collectively, the “South Arturo Reimbursement Amount”); (ii) on Closing, to the extent reasonably practicable, cause the Venture to pay and satisfy all outstanding balances then owing by the Venture to NGM; (iii) on Closing, pay to Goldcorp Dee an amount equal to the sum of (A) $315,000, representing the free cash flow generated from the Lone Tree mine during the month of June 2021, and (B) $380,000, representing the free cash flow generated from the Lone Tree mine during the month of July 2021; and (iv) following Closing, pay to Goldcorp Dee an amount equal to the free cash flow generated from the Lone Tree mine during the period from (and including) August 1, 2021 to Closing, as set out in the Lone Tree Income Statement and Balance Sheet which shall be generated by NGM in a manner consistent with past practice and in a form consistent with the Lone Tree Income Statement and Balance Sheet used to calculate the payments in clause (iii) above and provided to Goldcorp Dee prior to the date hereof. A copy of the Lone Tree Income Statement and Balance Sheet setting out the payment required by clause (iv) above shall be delivered to Goldcorp Dee together with such payment within 20 Business Days of the finalization of the Lone Tree Income Statement and Balance Sheet by NGM. For the avoidance of doubt, the South Arturo Reimbursement Amount will not constitute consideration for the Exchange or otherwise under this Agreement.

(c)       NGM, in its sole discretion, has the right up to 20 days prior to Closing to instruct Au-Reka to exercise the option to purchase the Rodeo Creek Properties in accordance with the Rodeo Creek Option Agreement (the “Rodeo Creek Option”). If NGM provides the instructions referred to above, Au-Reka shall exercise the Rodeo Creek Option as soon as is reasonably practicable, but no later than three Business Days after the date of Au-Reka’s receipt of such instructions. If Au-Reka exercises the Rodeo Creek Option as required by NGM prior to Closing, then on Closing NGM will reimburse Au-Reka for the $300,000 cash payment payable by or on behalf of Au-Reka to Nevada Select Royalty to exercise the Rodeo Creek Option (the “Rodeo Creek Reimbursement Amount”).

(d)       On Closing:

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(i)       Goldcorp Dee shall transfer to NGM all right, title and interest of Goldcorp Dee in and to all tangible and intangible personal property and fixtures referenced in or utilized in connection with the Mining Venture Agreement or the Venture itself, including all right, title and interest of Goldcorp Dee in and to the South Arturo Permits and any Books and Records related to the Joint Venture and the Mining Venture Agreement (collectively, the “Goldcorp Dee Venture Property”); and

(ii)      Au-Reka shall transfer to NGM all right, title and interest of Au-Reka in and to the Au-Reka Option Property, including all right, title and interest in and to any Books and Records related to the Rodeo Creek Properties, the Au-Reka Option Property, any exploration conducted on the Rodeo Creek Properties, the Rodeo Creek Option and the Rodeo Creek Option Agreement.

(e)       On Closing, NGM shall transfer to Goldcorp Dee and/or Au-Reka (as designated in writing by the Administrative Agent not less than three Business Days prior to the Closing Date) all right, title and interest of NGM in and to the NGM Permits and the NGM Personal Property, including all right, title and interest in and to any Books and Records related to the NGM Properties, the NGM Permits and the NGM Personal Property.

2.3       Assumption of Liabilities. As at the Closing Time, (a) NGM shall assume, and agrees to pay, satisfy, perform and discharge when due, any and all responsibility and liability of any kind, character or nature (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) relating to, arising or incurred in connection with or otherwise for the i-80 Properties, the Rodeo Creek Option Agreement (if the Rodeo Creek Option not been exercised in accordance with Section 2.2(c)), or the Au-Reka Option Property and the Rodeo Creek Permits and applicable bonding obligations (if the Rodeo Creek Option has been exercised in accordance with Section 2.2(c)), and the Goldcorp Dee Venture Property, regardless of when arising, including liabilities arising under Environmental Laws (collectively, the “NGM Assumed Liabilities”) but excluding liabilities of Goldcorp Dee and Au-Reka, as applicable, for Taxes accrued and payable prior to Closing (collectively, the “i-80 Retained Liabilities”); and (b) Goldcorp Dee and Au-Reka, shall, jointly and severally, assume, and agree to pay, satisfy, perform and discharge when due, any and all responsibility and liability of any kind, character or nature (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) relating to, arising or incurred in connection with or otherwise for the NGM Properties, the NGM Permits and applicable bonding obligations, and the NGM Personal Property, regardless of when arising, including liabilities arising under Environmental Laws (collectively, the “i-80 Assumed Liabilities”) but excluding (i) liabilities of NGM for Taxes accrued and payable prior to Closing, and (ii) the liabilities and obligations of NGM described in Section 4.4(c) and Section 4.4(d) (collectively, the “NGM Retained Liabilities”).

2.4       Closing.

(a)       Subject to the terms and conditions of this Agreement, the Transactions shall take place at a closing (the “Closing”) beginning at 9:00 a.m. (Mountain Time) (the “Closing Time”), on the first Business Day after the last of the conditions to Closing set forth in Article 5 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Parsons Behle & Latimer in 201 South Main Street, Suite 1800, Salt Lake City, Utah 84111, or at such other time or on such other date or at such other place as the Administrative Agent and NGM may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). In lieu of a physical closing, the Parties agree that the Closing may take place on the Closing Date on the exchange of counsels’ undertakings which will involve each Party’s counsel delivering to his or her counterpart all required documentation and payments, to be held in escrow and not released until all such documentation has been executed and delivered and all conditions have been satisfied or waived and each Party’s counsel has confirmed the satisfactory delivery of all required documentation and payments and authorized in writing that the escrow is to be terminated.

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(b)       The Transactions, and all deliveries contemplated in connection with the Transactions, shall be deemed to occur simultaneously at the Closing Time on the Closing Date, and none shall be deemed completed until all are completed. The escrow relating to Closing contemplated in Section 2.4(a) shall not be terminated until each Party’s counsel has provided the confirmation and authorization described in Section 2.4(a).

2.5       Transactions at the Closing. At the Closing:

(a)       The Administrative Agent shall deliver to NGM the following:

(i)       The Operating Parameters Indemnity Agreement, duly executed by an authorized officer of each of Goldcorp Dee, Au-Reka and i-80 Gold;

(ii)      The Subscription Agreement, duly executed by an authorized officer of i-80 Gold;

(iii)     The Roaster Toll Milling Agreement, duly executed by an authorized officer of the Affiliate of Goldcorp Dee party thereto;

(iv)     The Autoclave Toll Milling Agreement, duly executed by an authorized officer of the Affiliate of Goldcorp Dee party thereto;

(v)      The Contingent Consideration Agreement, duly executed by an officer of Goldcorp Dee;

(vi)     With regard to the Rodeo Creek Properties:

(A)       The Rodeo Creek Properties Deed, duly executed by an authorized officer of Au-Reka, in the event that Au-Reka has exercised the Rodeo Creek Option in accordance with Section 2.2(c); or

(B)       The Rodeo Creek Option Assignment, duly executed by authorized officers of Au-Reka and Nevada Select Royalty, in the event that Au-Reka has not exercised the Rodeo Creek Option in accordance with Section 2.2(c);

(vii)    The Goldcorp Dee Properties Deed, duly executed by an authorized officer of Goldcorp Dee;

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(viii)   The Au-Reka Bill of Sale and Assignment, duly executed by an authorized officer of Au-Reka;

(ix)     The Goldcorp Dee Bill of Sale and Assignment, duly executed by an authorized officer of Goldcorp Dee;

(x)      The Goldcorp Dee Lease Assignment and Assumption Agreement, duly executed by an authorized officer of Goldcorp Dee;

(xi)     The NGM Bill of Sale and Assignment, duly executed by authorized officers of Au-Reka and Goldcorp Dee, as applicable;

(xii)    The NGM Lease Assignment and Assumption Agreement, duly executed by authorized officers of Au-Reka and Goldcorp Dee;

(xiii)   The NGM Permits Assignment and Assumption Agreement, duly executed by authorized officers of Au-Reka and Goldcorp Dee;

(xiv)    The Au-Reka Permits Assignment and Assumption Agreement, duly executed by an authorized officer of Au-Reka;

(xv)     The Goldcorp Dee Permits Assignment and Assumption Agreement, duly executed by an authorized officer of Goldcorp Dee;

(xvi)   The Stream Agreement Assumption, duly executed by an authorized officer of i-80 Gold and the purchasers under the Stream Agreement;

(xvii)   Resignations of all members of the Management Committee (as defined in the Mining Venture Agreement) and alternates to the Management Committee, appointed by Goldcorp Dee or its Affiliates (the “Management Committee Participants”);

(xviii)  Evidence of delivery to the applicable Governmental Authority of duly executed NGM Replacement Bonds in accordance with the requirements of Section 4.10;

(xix)   The Books and Records related to the i-80 Properties, the Rodeo Creek Option Agreement, the Au-Reka Option Property and the Goldcorp Dee Venture Property; and

(xx)    All other agreements, documents, instruments, deeds, or certificates required to be delivered by Goldcorp Dee or Au-Reka, as applicable, at or prior to the Closing pursuant to Section 5.1 or Section 5.3 or reasonably requested by NGM.

(b)       NGM shall deliver to the Administrative Agent the following:

(i)       The South Arturo Reimbursement Amount, by wire transfer of immediately available funds to a single bank account designated by the Administrative Agent not less than three Business Days prior to the Closing Date;

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(ii)      In the event that Au-Reka has exercised the Rodeo Creek Option pursuant to Section 2.2(c), the Rodeo Creek Reimbursement Amount, by wire transfer of immediately available funds to a single bank account designated by the Administrative Agent not less than three Business Days prior to the Closing Date;

(iii)     In the event that Au-Reka has not exercised the Rodeo Creek Option in accordance with Section 2.2(c), the Rodeo Creek Option Assignment, duly executed by an authorized officer of NGM;

(iv)     The Operating Parameters Indemnity Agreement, duly executed by an authorized officer of NGM;

(v)      The Subscription Agreement, duly executed by an authorized officer of NGM;

(vi)     The Roaster Toll Milling Agreement, duly executed by an authorized officer of the Affiliate of NGM party thereto;

(vii)    The Autoclave Toll Milling Agreement, duly executed by an authorized officer of the Affiliate of NGM party thereto;

(viii)   The NGM Properties Deed (Fee Property), duly executed by an authorized officer of NGM;

(ix)     The NGM Properties Deed (Unpatented Claims), duly executed by an authorized officer of NGM;

(x)      The Au-Reka Bill of Sale and Assignment, duly executed by an authorized officer of NGM;

(xi)     The Goldcorp Dee Bill of Sale and Assignment, duly executed by an authorized officer of NGM;

(xii)    The Goldcorp Dee Lease Assignment and Assumption Agreement, duly executed by an authorized officer of NGM;

(xiii)   The NGM Bill of Sale and Assignment, duly executed by an authorized officer of NGM;

(xiv)   The NGM Lease Assignment and Assumption Agreement, duly executed by an authorized officer of NGM;

(xv)    The NGM Permits Assignment and Assumption Agreement, duly executed by an authorized officer of NGM;

(xvi)   The Au-Reka Permits Assignment and Assumption Agreement, duly executed by an authorized officer of NGM;

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(xvii)   The Goldcorp Dee Permits Assignment and Assumption Agreement, duly executed by an authorized officer of NGM;

(xviii)  The Stream Agreement Assumption, duly executed by an authorized officer of NGM;

(xix)    The Contingent Consideration Agreement, duly executed by an officer of NGM;

(xx)     Evidence of delivery to the applicable Governmental Authority of duly executed Rodeo Creek Replacement Bonds in accordance with the requirements of Section 4.11;

(xxi)   The Books and Records related to the NGM Properties, the NGM Permits and the NGM Personal Property; and

(xxii)   All other agreements, documents, instruments, deeds, or certificates required to be delivered by NGM at or prior to the Closing pursuant to Section 5.1 or Section 5.2 or reasonably requested by the Administrative Agent.

2.6       Privilege; Permit Transfers; Risk of Loss.

(a)       All communications and other documents exchanged between each of the Parties or its Affiliates and legal counsel (including, as applicable, internal legal counsel) providing legal advice to such Party and its Affiliates, including documents and communications relating to the Transactions and files maintained by legal counsel as a result of providing legal advice to such Party or its Affiliates (the “Privileged Documents”), that are subject to attorney-client privilege, any similar privilege, or that constitute attorney work product (as applicable, a “Privilege”), specifically are excluded from the Books and Records and shall be the property of such Party and its respective Affiliates, as applicable. No Party, nor its respective Affiliates, intends to waive any applicable Privilege, and any disclosure of any Privileged Documents, whether in the Books and Records or otherwise, shall be deemed to be inadvertent. Accordingly, each Party acknowledges and agrees that a disclosure of any Privileged Documents will not constitute a waiver of such Privilege, and the Party receiving any such Privileged Documents promptly shall return to the Administrative Agent or NGM, as applicable, or with the consent of the Administrative Agent or NGM, as applicable, destroy, such inadvertently disclosed Privileged Documents.

(b)       The Administrative Agent, at its cost and expense, shall have the sole responsibility to, and shall, transfer the NGM Permits to Goldcorp Dee, Au-Reka or their respective Affiliates. In the event Goldcorp Dee or an Affiliate of Goldcorp Dee or Au-Reka or an Affiliate of Au-Reka desires to amend, modify or revise any NGM Permits, or obtain additional Permits pertaining to the NGM Properties: (i) such amendments, modifications or revisions, or any action to obtain additional Permits, shall only be made following Closing; and (ii) Goldcorp Dee or Au-Reka shall be solely responsible for such amendments, modifications or revisions, or any action to obtain additional Permits, and shall be solely liable for and shall pay all related fees and other costs, including the cost of posting any bonds or other financial assurances related to any such amendments, modifications or revisions, or any action to obtain additional Permits. Any actions following Closing by Goldcorp Dee or any Affiliate of Goldcorp Dee, or Au-Reka or any Affiliate of Au-Reka, to which the NGM Permits may be transferred, to amend, modify or revise any NGM Permits, or to obtain additional Permits, are subject to the rights of NGM under the Operating Parameters Indemnity Agreement.

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(c)       In the event that Au-Reka exercises the Rodeo Creek Option pursuant to Section 2.2(c), NGM, at its cost and expense, shall have the sole responsibility to, and shall, arrange for the transfer of the Rodeo Creek Permits to NGM or its Affiliates. In the event NGM desires to amend, modify or revise any Rodeo Creek Permits, or obtain additional Permits pertaining to the Rodeo Creek Properties: (i) such amendments, modifications or revisions, or any action to obtain additional Permits, shall only be made following Closing; and (ii) NGM shall be solely responsible for such amendments, modifications or revisions, or any action to obtain additional Permits, and shall be solely liable for and shall pay all related fees and other costs, including the cost of posting any bonds or other financial assurances related to any such amendments, modifications or revisions, or any action to obtain additional Permits.

(d)       NGM shall bear the risk of any loss or damage to the NGM Properties and the NGM Personal Property resulting from fire, theft or other casualty (except reasonable wear and tear and provided that the Lone Tree Milling Facilities will be in substantially the same condition they were in on the Execution Date) at all times prior to Closing. In the event of any such loss or damage, there will be no adjustment in the value of consideration for the Exchange on account of such loss or damage but all insurance proceeds payable as a result of the occurrence of the event resulting in such loss or damage shall be delivered by NGM to Goldcorp Dee and Au-Reka, or the rights to such proceeds shall be assigned by NGM to Goldcorp Dee and Au-Reka if not yet paid over to NGM, in each case contingent upon the occurrence of Closing.

(e)       Au-Reka shall bear the risk of any loss or damage to the Rodeo Creek Properties and the Rodeo Creek Option Property resulting from fire, theft or other casualty (except reasonable wear and tear) at all times prior to Closing. In the event of any such loss or damage, there will be no adjustment in the value of consideration for the Exchange on account of such loss or damage but all insurance proceeds payable as a result of the occurrence of the event resulting in such loss or damage shall be delivered by Au-Reka to NGM, or the rights to such proceeds shall be assigned by Au-Reka to NGM if not yet paid over to Au-Reka, in each case contingent upon the occurrence of Closing.

2.7       Transfer Taxes. Each Party shall be solely liable for and shall pay all applicable sales, transfer, use, stamp, conveyance, value-added, real property transfer, recording, and other similar Taxes, if any, together with all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed upon, or payable, collectible or incurred by it in connection with the Transactions.

2.8       Income Tax Matters.

(a)       On or before the Closing, the Parties will identify such of the i-80 Properties and the NGM Properties that may qualify as replacement property in accordance with the requirements of Section 1031 of the Code, and the Parties agree to cooperate with one another in the completion of any documents to effect the Exchange of such properties in a manner that complies with Section 1031 of the Code.

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(b)       No later than 60 days after the Execution Date, NGM shall deliver to the Administrative Agent a proposed allocation of the value of consideration for the Exchange for Tax purposes among the i-80 Properties and the NGM Properties, which allocation shall be determined in a manner consistent with Sections 1031 (as applicable) and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “NGM Allocation”). If the Administrative Agent disagrees with the NGM Allocation, then the Administrative Agent may, within 30 days after delivery of the NGM Allocation, deliver a notice (the “i-80 Allocation Notice”) to NGM to such effect, specifying those items as to which the Administrative Agent disagrees and setting forth its proposed allocation. If the i-80 Allocation Notice is duly and timely delivered, NGM and the Administrative Agent shall, during the 20 days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the value of consideration for the Exchange (and other relevant amounts). If NGM and the Administrative Agent are unable to reach such agreement, then they shall promptly thereafter cause an independent accounting firm selected by NGM and acceptable to the Administrative Agent, acting reasonably (the “Independent Accounting Firm”) to resolve any remaining disputes. Any allocation of the value of consideration (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the terms of this Agreement (and, for greater certainty, will comply with the requirements of Section 1031 of the Code to the extent applicable). Any costs and expenses of the Independent Accounting Firm incurred pursuant to this Section 2.8(b) shall be borne equally by NGM, on the one hand, and Au-Reka and Goldcorp Dee, on the other hand. The allocation, as prepared by NGM if no i-80 Allocation Notice has been timely given, as adjusted pursuant to any agreement between NGM and the Administrative Agent or as determined by the Independent Accounting Firm pursuant to this Section 2.8(b) (the “Allocation”), shall be conclusive and binding on the Parties. The Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the value of the Exchange under this Agreement. The Parties shall not and shall cause their respective Affiliates not to take any position inconsistent with the Allocation on any Tax return, in connection with any Tax proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law). In the event that the Allocation is disputed by any Governmental Authority responsible for Taxes, the Party to this Agreement receiving notice of such dispute shall promptly notify the other Parties in writing of such notice and resolution of the dispute (with the Administrative Agent being responsible for the receipt or delivery of such notices on behalf of Au-Reka and Goldcorp Dee).

(c)       In addition, the Parties will use good faith efforts to allocate the value of the Additional Transactions to achieve optimal Tax treatment for the Parties, taking into consideration the business objectives of each Party.

(d)       Each Party shall be responsible and liable for any Taxes and associated costs, fees, interest and penalties related to the Exchange, that may be imposed on or assessed or charged to such Party, including any such Taxes that may arise from any position taken by the Internal Revenue Service with respect to any portion of the Exchange properties not qualifying as like-kind real property under the requirements of Section 1031 of the Code.

2.9       Administrative Agent. Each of Goldcorp Dee and Au-Reka hereby appoints Goldcorp Dee as its Administrative Agent and true and lawful attorney-in-fact under the Transaction Documents, to the extent that either of Goldcorp Dee or Au-Reka is a party thereto, for such Party and in such Party’s name, place and stead for all purposes necessary or desirable for the Administrative Agent to take all actions contemplated as being taken by such Party pursuant to the Transaction Documents, and each of Goldcorp Dee and Au-Reka hereby authorizes Goldcorp Dee to act on behalf of it as its Administrative Agent in accordance with the terms of the Transaction Documents to the extent that it is a party thereto, with full power and authority to execute and deliver all instruments, certificates and other documents of every kind incident to the foregoing to all intents and purposes and with the same effect as such Party could do personally. Goldcorp Dee hereby agrees to act as the Administrative Agent of Goldcorp Dee and Au-Reka as set forth in the Transaction Documents to which either Goldcorp Dee or Au-Reka are a party. NGM hereby acknowledges and agrees that Goldcorp Dee is acting as the Administrative Agent of Goldcorp Dee and Au-Reka under the Transaction Documents to which either Goldcorp Dee or Au-Reka are party. The power-of-attorney granted in this Section 2.9 is coupled with an interest and is irrevocable.

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Article 3
Representations and warranties of THE PARTIES

3.1       Representations and Warranties of the Parties.

(a)       Each Party hereby represents and warrants to the other Parties as of the Execution Date and as of the Closing Date as follows (collectively, the “Fundamental Representations”):

(i)       Each Party (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was formed; (ii) is duly qualified to do business and is good standing in the states in which it is required to do so; and (iii) has all requisite power, right and authority to conduct its business as now conducted.

(ii)      Each Party has the requisite company power and authority to enter into the Transaction Documents to which it is a party, to carry out its obligations under the Transaction Documents to which it is a party, and to consummate the transactions contemplated in the Transaction Documents to which it is a party. The execution and delivery by it of the Transaction Documents to which it is a party, the performance by it of its obligations under the Transaction Documents to which it is a party, and the consummation by it of the Transactions to which it is a party have been duly authorized by all requisite company action. Each of the Transaction Documents to which it is a party has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of the Transaction Documents to which it is a party, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(iii)     Except as would not have a Material Adverse Effect, the execution, delivery and performance by it of the Transaction Documents to which it is a party, and the consummation of the Transactions to which it is a party: (i) do not: (A) conflict with or result in a violation or breach of any provision of its constating documents, or (B) subject to compliance with the HSR Act, violate in any material respect any Law applicable to it; and (ii) will not conflict with or result in a violation or breach of any provision of its constating documents at the Closing Time.

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(b)       Except for the specific provisions of the Fundamental Representations, the NGM Additional Representations (with respect to Goldcorp Dee and Au-Reka) and the Goldcorp Dee Additional Representations and Au-Reka Additional Representations (with respect to NGM):

(i)       Each Party hereby acknowledges and agrees that the Transactions contemplated by the Transaction Documents are being completed on an “as is, where is” basis. No Party or its respective Affiliates or Representatives, or any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of such Party, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to any other Party and its and their Affiliates and respective Representatives (including any projections, information, documents or material made available in the Books and Records, management presentations or other communications with management, or in any other form in expectation of the transactions contemplated in the Transaction Documents), the sufficiency, merchantability or fitness for any particular purpose of the personal or real property and Permits transferred pursuant to this Agreement (including, for greater certainty, the i-80 Properties, NGM Properties, Au-Reka Option Property, Rodeo Creek Permits, Goldcorp Dee Venture Property, NGM Personal Property, NGM Permits, and any other Permits included in the Transactions), compliance with applicable Laws, or as to the future revenue, profitability or success arising from the Transactions, or any representation or warranty arising from statute or otherwise at law or in equity, all of which are hereby expressly disclaimed.

(ii)      Each Party, in making the decision to enter into the Transaction Documents to which it is a party, and to consummate the transactions contemplated in the Transaction Documents, has conducted its own independent investigation, analysis, and evaluation of the Transactions and the Books and Records transferred to it (including its own estimate and appraisal of the extent, location and value of mineralization, mineral resources and reserves, undeveloped properties, and environmental obligations), and the financial condition of, operations, and prospects for, the assets transferred to it.

(iii)     WITHOUT LIMITING THE FOREGOING, NO PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE EXISTENCE OR STATUS OF ANY MINES OR WORKINGS WITHIN THE AREA COVERED BY THE NGM PROPERTIES OR THE I-80 PROPERTIES, AS APPLICABLE, INCLUDING THE EXISTENCE AND STATUS OF ANY ABANDONED MINES OR WORKINGS, THE STATUS OF ANY ROYALTIES OR THE EXISTENCE OR STATUS OF ANY UNRECORDED RIGHTS TO ANY ROYALTIES (OTHER THAN THOSE ARISING BY, THROUGH OR UNDER A PARTY), THE NATURE, LOCATION, AMOUNT OR VALUE OF ANY MINERALIZATION, MINERAL RESERVES OR RESOURCES, THE ABILITY TO EXTRACT, PROCESS, OR SELL MINERALS BY ANY MEANS, WHETHER ANY NECESSARY PERMITS CAN BE OBTAINED IN A TIMELY MANNER OR AT ALL, WHETHER ANY MINING CAN BE DONE ECONOMICALLY OR AT ALL, OR THAT THERE WILL BE NO THIRD PARTY CHALLENGE TO THE ISSUANCE OF ANY REQUIRED PERMIT OR ENVIRONMENTAL IMPACT STATEMENT REQUIRED FOR OPERATIONS WITH RESPECT TO THE NGM PROPERTIES OR THE I-80 PROPERTIES, AS APPLICABLE, OR THAT THERE ARE NO RIGHTS (INCLUDING ROYALTIES, ACCESS RIGHTS, INFORMATION RIGHTS, RECONVEYANCE RIGHTS, REVERSIONARY RIGHTS OR OTHER RIGHTS OF PREDECESSORS IN INTEREST) IN SUCH PROPERTIES.

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3.2       Additional Representations and Warranties of NGM. In addition to the Fundamental Representations, NGM hereby represents and warrants to Goldcorp Dee and Au-Reka as of the Execution Date and as of the Closing Date as follows (collectively, the “Additional NGM Representations”):

(a)       NGM holds the NGM Properties free and clear of all Encumbrances arising by, through or under NGM or its Affiliates, except for Permitted Encumbrances. At the Closing Time, (i) all maintenance fees on unpatented mining claims and millsites included in the NGM Properties, and (ii) all lease payments due on leased properties included in the NGM Properties, have been paid on or before the date such maintenance fees or lease payments, as applicable, have become due and payable.

(b)       NGM holds the NGM Personal Property free and clear of all Encumbrances arising by, through or under NGM, or its Affiliates, except for Permitted Encumbrances.

(c)       The NGM Permits are in force and effect and NGM has not received any written notice from any Governmental Authority of any current and unresolved violation under any NGM Permit.

(d)       No Claim has been made or, to the knowledge of NGM, is threatened which if determined adversely would result in a Material Adverse Effect with respect to, or that challenges or seeks to prevent, enjoin or otherwise delay, the Transactions in respect of the NGM Properties, the NGM Permits or the NGM Personal Property.

(e)       NGM has complied with its obligations under, and is not in breach of, Section 4.2 of the Mining Venture Agreement.

3.3       Additional Representations and Warranties of Goldcorp Dee. In addition to the Fundamental Representations, Goldcorp Dee hereby represents and warrants to NGM as of the Execution Date and as of the Closing Date as follows (collectively, the “Additional Goldcorp Dee Representations”):

(a)       Goldcorp Dee holds the Goldcorp Dee Properties free and clear of all Encumbrances arising by, through or under Goldcorp Dee or its Affiliates, except for Permitted Encumbrances.

(b)       Goldcorp Dee holds the Goldcorp Dee Venture Property free and clear of all Encumbrances arising by, through or under Goldcorp Dee or its Affiliates, except for Permitted Encumbrances.

(c)       No Claim has been made or, to the knowledge of Goldcorp Dee, is threatened which if determined adversely would result in a Material Adverse Effect with respect to, or that challenges or seeks to prevent, enjoin or otherwise delay, the Transactions in respect of the Goldcorp Dee Properties or the Goldcorp Dee Venture Property.

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(d)       Goldcorp Dee has complied with its obligations under, and is not in breach of, Section 4.2 of the Mining Venture Agreement.

3.4       Additional Representations and Warranties of Au-Reka. In addition to the Fundamental Representations, Au-Reka hereby represents and warrants to NGM as of the Execution Date and as of the Closing Date as follows (collectively, the “Additional Au-Reka Representations”):

(a)       With respect to the Rodeo Creek Option Agreement and the Rodeo Creek Properties:

(i)       If Au-Reka has exercised the Rodeo Creek Option pursuant to Section 2.2(c), then Au-Reka holds the Rodeo Creek Properties free and clear of all Encumbrances arising by, through or under Au-Reka or its Affiliates, except for Permitted Encumbrances; or

(ii)      If Au-Reka has not exercised the Rodeo Creek Option pursuant to Section 2.2(c), then (A) the Rodeo Creek Option Agreement is in full force and effect and constitutes a legal, valid and binding agreement of Au-Reka, enforceable against Au-Reka in accordance with its terms, and to the knowledge of Au-Reka, of Nevada Select Royalty, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and (B) Au-Reka has made all payments owing under the Rodeo Creek Option Agreement.

(b)       Au-Reka holds its interest in the Au-Reka Option Property free and clear of all Encumbrances arising by, through or under Au-Reka or its Affiliates, except for Permitted Encumbrances.

(c)       The Rodeo Creek Permits are in force and effect and Au-Reka has not received any written notice from any Governmental Authority of any current and unresolved violation under any Rodeo Creek Permits, and, to the knowledge of Au-Reka, including after making diligent inquiry of the appropriate officers or senior employees of Nevada Select Royalty, any Permits held by Nevada Select Royalty or its Affiliates to conduct activities on the Rodeo Creek Properties are in force and effect and Nevada Select Royalty has not received any written notice from any Governmental Authority of any current and unresolved violation under any such Permits.

(d)       No Claim has been made or, to the knowledge of Au-Reka, is threatened which if determined adversely would result in a Material Adverse Effect with respect to, or that challenges or seeks to prevent, enjoin or otherwise delay, the Transactions in respect of the Rodeo Creek Properties, the Rodeo Creek Option Agreement, the Rodeo Creek Option Property or the Rodeo Creek Permits.

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Article 4
Covenants

4.1       Conduct of Business Prior to the Closing. From the Execution Date until the Closing:

(a)       Subject to the provisions of this Agreement, Au-Reka shall perform its obligations under the Rodeo Creek Option Agreement and shall not act in a manner that frustrates, or would reasonably be expected to frustrate, the objectives of the Transactions. Subject to the provisions of the Rodeo Creek Option Agreement, Au-Reka shall use reasonable commercial efforts to maintain the Au-Reka Option Property and the Rodeo Creek Properties as currently maintained and shall conduct its affairs in relation to the Rodeo Creek Properties and the Operations therein only in the ordinary and normal course of business consistent with past practice, except (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to applicable Laws, (iii) as consented to in writing by NGM (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) as required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to ensure the safety and integrity of the Au-Reka Option Property and the Rodeo Creek Properties). Au-Reka will not amend, modify or terminate the Rodeo Creek Option Agreement, including the release or abandonment of any of the Rodeo Creek Properties, without the prior written consent of NGM. In the event that Au-Reka exercises the Rodeo Creek Option pursuant to Section 2.2(c), Au-Reka shall use reasonable commercial efforts to maintain the Rodeo Creek Permits in force and effect in accordance with applicable Laws and shall not amend, modify or terminate any Rodeo Creek Permits without the prior written consent of NGM (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)       Subject to the provisions of this Agreement, Goldcorp Dee shall perform its obligations under the Mining Venture Agreement and shall not act in a manner that frustrates, or would reasonably be expected to frustrate, the objectives of the Transactions. Goldcorp Dee shall use reasonable commercial efforts to maintain the Goldcorp Dee Properties and the Goldcorp Dee Venture Property as currently maintained and shall conduct its affairs in relation to the Goldcorp Dee Properties and the Operations therein only in the ordinary and normal course of business consistent with past practice, except (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to applicable Laws, (iii) as consented to in writing by NGM (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) as required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to insure the safety and integrity of the Goldcorp Dee Properties and the Goldcorp Dee Venture Property) in accordance with the provisions of the Mining Venture Agreement.

(c)       With regard to NGM:

(i)       NGM shall not act in a manner that frustrates, or would reasonably be expected to frustrate, the objectives of the Transactions. NGM shall use reasonable commercial efforts to maintain the NGM Properties and the NGM Personal Property as currently maintained, shall maintain in full force and effect its policies of insurance with respect to the NGM Properties and the NGM Personal Property, in such amounts and with respect to such risks as are currently maintained by NGM, and shall conduct its affairs in relation to the NGM Properties and the Operations therein only in the ordinary and normal course of business consistent with past practice, except (A) as expressly required or permitted by this Agreement, (B) as required pursuant to applicable Laws, (C) as consented to in writing by the Administrative Agent (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) as required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to insure the safety and integrity of the NGM Properties and the NGM Personal Property).

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(ii)      Except for termination for cause, NGM shall not terminate any NGM Employee without the prior written consent of the Administrative Agent (which consent shall not be unreasonably withheld, conditioned or delayed). NGM shall notify the Administrative Agent in writing in the event any NGM Employee resigns or is terminated for any reason.

(iii)     NGM shall use reasonable commercial efforts to maintain the NGM Permits in force and effect in accordance with applicable Laws and shall not amend, modify or terminate any NGM Permits without the prior written consent of the Administrative Agent (which consent shall not be unreasonably withheld, conditioned or delayed).

Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall prevent a Party from taking any COVID-19 Actions, and (1) no COVID-19 Actions shall be deemed to violate or breach this Agreement, (2) all COVID-19 Actions shall be deemed to constitute an action taken in the ordinary course of business and (3) no COVID-19 Actions shall serve as a basis for a Party to terminate this Agreement or assert that any of the conditions set forth in Article 5 have not been satisfied.

4.2       Access to Information. From the Execution Date until the Closing:

(a)       Au-Reka shall: (i) subject to applicable Law, any restrictions due to COVID-19 Actions and the terms and conditions of the Confidentiality Agreements and the Rodeo Creek Option Agreement, provide NGM and its Representatives reasonable access to and the right to inspect the Au-Reka Option Property and the Rodeo Creek Properties, and the Books and Records related to the Au-Reka Option Property, the Rodeo Creek Properties, the Rodeo Creek Assignment and the Rodeo Creek Permits; and (b) instruct the Representatives of Au-Reka to reasonably cooperate with NGM in its investigation of the Au-Reka Option Property, the Rodeo Creek Properties and Books and Records related to the Au-Reka Option Property, Rodeo Creek Properties, Rodeo Creek Assignment Agreement and the Rodeo Creek Permits; provided, however, that any such investigation shall be conducted at the sole risk of NGM and its Representatives during normal business hours upon reasonable advance notice to the Administrative Agent, under the supervision of the Administrative Agent and its Representatives in compliance with all applicable Laws and the health and safety procedures of Au-Reka. Notwithstanding anything to the contrary in this Agreement, Au-Reka shall not be required to disclose any information to NGM if such disclosure would, as determined in the discretion of the Administrative Agent: (i) jeopardize any Privilege, (ii) contravene any applicable Law or fiduciary duty, or binding agreement entered into prior to the Execution Date related to the Au-Reka Option Property, the Rodeo Creek Properties, the Rodeo Creek Option Agreement or the Rodeo Creek Permits, (iii) relate to Au-Reka assets other than the Au-Reka Option Property, the Rodeo Creek Properties, the Rodeo Creek Option Agreement or the Rodeo Creek Permits, or (iv) relate to individual performance or evaluation records, medical histories or other information which is sensitive or the disclosure of which could lead to risk of liability. The Books and Records referred to herein will be provided to NGM and its Representatives on an “as is, where is” basis.

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(b)       Goldcorp Dee shall: (i) subject to applicable Law, any restrictions due to COVID-19 Actions and the terms and conditions of the Confidentiality Agreements, provide NGM and its Representatives reasonable access to and the right to inspect the Goldcorp Dee Properties and the Goldcorp Dee Venture Property, and the Books and Records related to the Goldcorp Dee Properties and the Goldcorp Dee Venture Property; and (b) instruct the Representatives of Goldcorp Dee to reasonably cooperate with NGM in its investigation of the Goldcorp Dee Properties and the Goldcorp Dee Venture Property and Books and Records related to the Goldcorp Dee Properties and the Goldcorp Dee Venture Property; provided, however, that any such investigation shall be conducted at the sole risk of NGM and its Representatives during normal business hours upon reasonable advance notice to the Administrative Agent, under the supervision of the Administrative Agent and its Representatives in compliance with all applicable Laws and the health and safety procedures of the Venture. Notwithstanding anything to the contrary in this Agreement, Goldcorp Dee shall not be required to disclose any information to NGM if such disclosure would, as determined in the discretion of the Administrative Agent: (i) jeopardize any Privilege, (ii) contravene any applicable Law or fiduciary duty, or binding agreement entered into prior to the Execution Date related to the Goldcorp Properties or the Goldcorp Dee Venture Property, (iii) relate to Goldcorp Dee assets other than the Goldcorp Dee Properties or the Goldcorp Dee Venture Property, or (iv) relate to individual performance or evaluation records, medical histories or other information which is sensitive or the disclosure of which could lead to risk of liability. The Books and Records referred to herein will be provided to NGM and its Representatives on an “as is, where is” basis.

(c)       NGM shall: (i) subject to applicable Law, any restrictions due to COVID-19 Actions and the terms and conditions of the Confidentiality Agreements, provide the Administrative Agent and its Representatives reasonable access to and the right to inspect the NGM Properties and the NGM Personal Property, and the Books and Records related to the NGM Properties, the NGM Personal Property, the NGM Permits and the NGM Employees (other than confidential or competitively sensitive information); and (b) instruct the Representatives of NGM to reasonably cooperate with the Administrative Agent in its investigation of the NGM Properties and the NGM Personal Property, and Books and Records related to the NGM Properties, the NGM Personal Property, the NGM Permits and the NGM Employees (other than confidential or competitively sensitive information); provided, however, that any such investigation shall be conducted at the sole risk of the Administrative Agent and its Representatives during normal business hours upon reasonable advance notice to the NGM, under the supervision of NGM and its Representatives in compliance with all applicable Laws and the health and safety procedures of NGM. Notwithstanding anything to the contrary in this Agreement, NGM shall not be required to disclose any information to the Administrative Agent if such disclosure would, as determined in the discretion of NGM: (i) jeopardize any Privilege, (ii) contravene any applicable Law or fiduciary duty, or binding agreement entered into prior to the Execution Date related to the NGM Properties, the NGM Personal Property, the NGM Permits or the NGM Employees, (iii) relate to NGM assets other than the NGM Properties, the NGM Personal Property or the NGM Permits, or relate to employees of NGM other than the NGM Employees, or (iv) relate to individual performance or evaluation records, medical histories or other information which is sensitive or the disclosure of which could lead to risk of liability. The Books and Records referred to herein will be provided to the Administrative Agent and its Representatives on an “as is, where is” basis.

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4.3       Notice of Certain Events. The Parties agree that, subject to applicable Law, each Party shall provide the other Party (with any notice to Au-Reka or Goldcorp Dee directed to the Administrative Agent) prompt notice in writing of:

(a)       Any notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)       Any material notice or communication from any Governmental Authority in connection with the Transactions, the i-80 Properties (in the case of i-80 Gold and its Affiliates) or the NGM Properties (in the case of NGM);

(c)       Any material proceeding commenced or threatened against it, as applicable, which relates to the consummation of the Transactions or would reasonably be expected to have a Material Adverse Effect with respect to, or that challenges or seeks to prevent, enjoin or otherwise delay, the Transactions or materially delay Closing;

(d)       Any loss or damage to the NGM Properties or the NGM Personal Property resulting from fire, theft or other casualty (except reasonable wear and tear and provided that the Lone Tree Milling Facilities will be in substantially the same condition they were in on the Execution Date); and

(e)       Any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement,

and copies of all documents related thereto; provided that the giving of any such notice shall not in any way change or modify the representations and warranties of each Party or the conditions in their favor contained in this Agreement or otherwise affect the remedies available to each Party under this Agreement.

4.4       NGM Employees.

(a)       i-80 Gold or its Affiliates (the i-80 Gold entity making such employment offer, the “Employer”) shall promptly, and in any event no later than five Business Days from the Execution Date, make offers of employment to any NGM Employees it wishes to employ on an “at-will” basis, subject to the Employer’s standard hiring practices and contingent upon Closing. Any such offer of employment shall include the following: (i) base compensation (salary or hourly pay rate) that is not less than the base compensation of such NGM Employee as of the Execution Date and (ii) benefits in accordance with employee benefit plans (such as defined contribution plans and welfare benefit plans, but not, for the avoidance of doubt, defined benefit plans or retiree medical plans), programs, policies, pay practices (such as vacations, bonuses, other incentives and short-term disability leaves), and other terms and conditions of employment that are the same or better than the benefits provided to substantially similar employees of the Employer as of the Execution Date. The Administrative Agent shall promptly notify NGM in writing of each NGM Employee to whom an offer of employment has been made and shall provide subsequent prompt notices in writing of the NGM Employees who accept and reject such offers of employment. Employment of NGM Employees who accept offers of employment from the Employer (the “Transferred Employees”) shall be contingent upon Closing and commence on the Closing Date. NGM shall not transfer to i-80 Gold or its Affiliates any benefits maintained by NGM (“NGM Plans”) for any Transferred Employees.

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(b)       Following the Closing Date, the Transferred Employees shall become employees of the Employer, and the Employer shall assume responsibility for all obligations relating to the employment (including compensation and benefits) or termination of employment of the Transferred Employees related to, or arising out of, events, conditions, or practices existing or occurring from and after the Closing Time.

(c)       Any NGM Employees who are not offered employment by i-80 Gold or its Affiliates or who decline offers of employment from i-80 Gold or its Affiliates (or who fail to accept any such offer of employment by Closing) (all such employees, the “NGM Retained Employees”) will continue to be employees of NGM and NGM shall retain all obligations and liabilities relating to the NGM Retained Employees. NGM also shall be solely responsible for compliance with all applicable Laws and contractual obligations relating to the NGM Retained Employees, including, without limitation, the Worker Adjustment and Retraining Notification Act, benefits continuation under COBRA or comparable state law, and payment of severance, if any, in the event of the termination of employment of any NGM Retained Employee.

(d)       NGM shall retain all liabilities relating to the NGM Plans and any other employee benefit or compensation plan, program, policy, agreement or arrangement sponsored, maintained, contributed to or required to be contributed to by NGM or its Affiliates relating to any current or former NGM employees, officers, directors, independent contractors or consultants and none of i-80 Gold or any of its Affiliates shall have any liability with respect to the same. NGM shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former NGM employees, officers, directors, independent contractors or consultants or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Time. NGM shall be solely responsible for the payment of any compensation or other payments owed to any current or former NGM employees, officers, directors, independent contractors or consultants, including without limitation, wages and salary, commission, bonus, accrued vacation, fringe, pension or profit sharing benefits, or severance pay related to, or arising out of, periods prior to the Closing Time. In addition, NGM shall be solely responsible for all worker’s compensation claims of any current or former NGM employees, officers, directors, independent contractors or consultants related to, or arising out of, events that occurred prior to the Closing Time.

4.5       Announcements and Confidentiality.

(a)       On the Execution Date, i-80 Gold may issue a press release announcing the entering into of this Agreement and the Transactions, which press release shall be in a form acceptable to NGM, acting reasonably. Subject to the terms of this Agreement and Section 4.5(b), no further public announcement or communication (each an “Announcement”) concerning the existence or content of this Agreement, any of the other Transaction Documents or the other documents referred to herein shall be made by any Party or such Party’s Affiliates or Representatives without the prior written approval of the other Party or Parties (with the Administrative Agent responsible for notice to and consent of i-80 Gold, Au-Reka and Goldcorp Dee), which consent shall not be unreasonably withheld, conditioned or delayed.

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(b)       Section 4.5(a) does not apply to any Announcement if, and to the extent that such Announcement is required by applicable Law, or by any Governmental Authority (or the rules thereof) to which a Party is subject, provided that such disclosing Party shall, to the extent permitted by applicable Law and so far as is reasonably practicable, inform the other Parties (with any notice to i-80 Gold, Au-Reka or Goldcorp Dee directed to the Administrative Agent) of such requirement and the information required to be disclosed, consult with the Parties (with consultation with Au-Reka and Goldcorp Dee conducted by the Administrative Agent) as to any possible steps to avoid or limit such disclosure, take any steps as the non-disclosing Party (in the event that NGM is the non-disclosing Party) or the Administrative Agent (in the event that Au-Reka and Goldcorp Dee are the non-disclosing Parties) may reasonably require and, where the disclosure is to be made by way of public announcement, make commercially reasonable efforts to agree to the wording of such announcement with such other non-disclosing Party or Parties in advance of making such disclosure. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing Party shall provide the other Parties with a copy of any written disclosure made by such disclosing Party as soon as practicable thereafter.

(c)       Each Party shall and shall cause its and their respective Affiliates and Representatives to, subject to Section 4.5(d), treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

(i)       The subject matter and provisions of the Transaction Documents;

(ii)      The negotiations relating to the Transaction Documents; or

(iii)     Any other Party.

(d)       Notwithstanding Section 4.5(c), a Party may disclose information which would otherwise be confidential if and to the extent:

(i)       Permitted by this Agreement (including Section 4.5);

(ii)      Required by applicable Law;

(iii)     Required by any Governmental Authority with authority over such Party or any of its Affiliates, subject to Section 4.5(b);

(iv)     Disclosure is made to its Representatives, provided that any such Representative is first informed of the confidential nature of the information and such Representative acts in accordance with the provisions of Section 4.5(c) as if it were a party hereto;

(v)     Disclosure is made to a potential lender or investor, provided that any such potential lender or investor is first informed of the confidential nature of the information and such Person acts in accordance with the provisions of Section 4.5(c) as if it were a party hereto;

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(vi)     The information has come into the public domain through no fault of that Party;

(vii)    The Party can demonstrate was already known to it at the time of its disclosure (except that if portions of such information was not known to it, then those portions will remain confidential);

(viii)   After its disclosure, is lawfully disclosed to the Party by a third party which has the unrestricted right to make such disclosure to such Party and does not, to the knowledge of the receiving Party, breach a confidentiality obligation owed to the other Party or Parties; or

(ix)     The other Party or in the case of i-80 Gold, Au-Reka and Goldcorp Dee, the Administrative Agent, has given prior written approval to the disclosure,

provided that, except as permitted pursuant to Section 4.5(d)(i), any disclosure shall, so far as is practicable, be made only after consultation with the other Party or Parties. A recipient of confidential information shall be liable for any use or disclosure of such information in violation of this Section 4.5 by a Person to whom confidential information was disclosed in accordance with Section 4.5(d)(v) or 4.5(d)(iv).

4.6       Required Consents.

(a)       Each Party hereto shall, as promptly as reasonably practicable, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities and each other Person that may be or become necessary for its execution and delivery of this Agreement and the consummation of the Transactions (collectively, the “Required Consents”). Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such Required Consents. Subject to the last sentence of Section 4.6(b), the Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any Required Consents or the consummation of the Transactions.

(b)       Without limiting the generality of Section 4.6(a), each of Goldcorp Dee and Au-Reka, on the one hand, and NGM, on the other hand, shall as promptly as practicable, but in no event later than five Business Days from the Execution Date, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each of Goldcorp Dee and Au-Reka, on the one hand, and NGM, on the other hand, shall be responsible for 50% of any filing fees payable under the HSR Act. To the extent permissible under applicable Law, each Party shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. The Parties shall keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each Party shall use its commercially reasonable efforts to obtain any clearance required under the HSR Act for the consummation of the Transactions; provided, however, that no Party nor any of its Affiliates shall be required to (i) sell, divest, license or otherwise dispose of, or hold separate, all or any portion of any mine, production or processing facility or other asset or the operations of any such mine, production or processing facility or other asset or (ii) agree or become subject to any limitations on their rights to control, operate or exercise the full rights of ownership of such assets or operations, including, in each case, the respective assets and operations of such Party and its Affiliates from and after the Closing.

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4.7       NGM Marks. As soon as possible, but no later than 30 days after the Closing Date, Goldcorp Dee and Au-Reka, as applicable shall remove any NGM Marks from the NGM Properties and the NGM Personal Property, shall not use, or continue to use, any NGM Marks, and shall provide NGM a certification no later than such deadline signed by an officer of the Administrative Agent confirming that each of Goldcorp Dee and Au-Reka has discontinued all use of NGM Marks.

4.8       Closing Conditions. From the Execution Date until the Closing, each Party shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 5 for which it is responsible.

4.9       Further Assurances. Each of the Parties hereto shall, and shall cause their respective Affiliates to, from time to time hereafter, do all such acts and execute and deliver all such additional documents, instruments, conveyances, assurances and other documents and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the Transactions.

4.10       NGM Replacement Reclamation Bonds. From and after the Execution Date, Goldcorp Dee, Au-Reka and i-80 Gold shall:

(a)       each use its reasonable commercial efforts to, as soon as reasonably practicable and in any event on or prior to the anticipated Closing Date (but contingent upon the occurrence of Closing), substitute each of the sureties established by NGM to guarantee performance of the reclamation obligations of NGM under the NGM Permits (the “NGM Reclamation Bonds”) with one or more duly authorized, issued and executed letters of credit, indemnity agreements, surety bonds or other similar agreements made or delivered by the Administrative Agent, on behalf of Au-Reka and Goldcorp Dee, on terms and in amounts that have been examined, found satisfactory and accepted by the Governmental Authority or other Person that holds or is benefited by such NGM Reclamation Bonds as replacements in full of the NGM Reclamation Bonds (the “NGM Replacement Bonds”);

(b)       promptly provide NGM with the relevant correspondence from the Governmental Authority confirming that the NGM Replacement Bonds have been accepted as contemplated in paragraph (a) above in a form acceptable to NGM, acting reasonably (the “Replacement Acceptance”); and

(c)       each use its reasonable commercial efforts to cause such Governmental Authority or other Person to, prior to or concurrently with Closing, return the NGM Reclamation Bonds to NGM and, to the extent such Governmental Authority or other Person is willing to do so, fully and unconditionally release the sureties that provided the NGM Reclamation Bonds and their Affiliates and/or successors from any and all past, present and future obligations, claims, rights, liabilities, demands, suits and/or causes of action pertaining to the NGM Reclamation Bonds.

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If, on the date that all other conditions to Closing have been satisfied or waived, i-80, Au-Reka and Goldcorp Dee have delivered the Replacement Acceptance but are unable to effectuate the substitution of the NGM Reclamation Bonds for NGM Replacement Bonds and the return and releases contemplated above to be effective on and as of the Closing Date, then with the prior written consent of NGM (such consent to be provided in NGM’s discretion), the NGM Reclamation Bonds shall remain in place following the Closing until substituted with the NGM Replacement Bonds, and i-80, Au-Reka and Goldcorp Dee, shall each continue to use its reasonable commercial efforts to cause such Governmental Authority or other Person to fully and unconditionally substitute the NGM Reclamation Bonds with the NGM Replacement Bonds and return the NGM Reclamation Bonds to NGM and fully and unconditionally release the sureties thereunder as contemplated above as promptly as practicable after the Closing Date. Au-Reka and Goldcorp Dee, jointly and severally, shall indemnify and hold NGM harmless (without regard to the limitations set out in Section 6.5) for any Losses arising as a result of the failure to obtain such full and unconditional release. NGM shall reasonably cooperate with the Administrative Agent in causing the applicable Governmental Authority to replace the NGM Reclamation Bonds with the NGM Replacement Bonds.

4.11       Rodeo Creek Replacement Reclamation Bonds. From and after the Execution Date, NGM shall use its reasonable commercial efforts to arrange for and substitute, on or prior to the Closing, each of the sureties established by Au-Reka to guarantee performance of the reclamation obligations of Au-Reka under the Rodeo Creek Permits (the “Rodeo Creek Reclamation Bonds”) with a letter of credit, indemnity agreement, surety bond or other similar agreement made or delivered by NGM on substantially the same terms as such Rodeo Creek Reclamation Bonds or in such other form or amount as is reasonably acceptable to the Governmental Authority or other Person that holds or is benefited by such Rodeo Creek Reclamation Bonds (the “Rodeo Creek Replacement Bonds”). If NGM is unable to effectuate the substitution of the Rodeo Creek Reclamation Bonds for Rodeo Creek Replacement Bonds on or prior to Closing, then NGM shall deliver to the applicable Governmental Authority or other Person duly executed Rodeo Creek Replacement Bonds on or before the Closing Date, and NGM shall continue to use its reasonable commercial efforts to cause such Governmental Authority or other Person to fully and unconditionally release Au-Reka and its Affiliates from all obligations relating the Rodeo Creek Reclamation Bonds and the liabilities related thereto as promptly as practicable after the Closing Date and shall indemnify and hold Au-Reka harmless (without regard to the limitations set out in Section 6.5) for any Losses arising as a result of the failure to obtain such full and unconditional release. The Administrative Agent shall reasonably cooperate with NGM in causing the applicable Governmental Authority to replace the Rodeo Creek Reclamation Bonds with the Rodeo Creek Replacement Bonds.

4.12       Possession of Books and Records. Each Party shall take possession of and transfer all Books and Records of such Party related to the Transactions at the current location of such Books and Records, at its sole expense within 30 Business Days of the Closing Date. Each Party shall provide access to its Books and Records related to the Transactions during regular business hours to facilitate the satisfaction of this covenant.

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4.13       Post-Closing Access to Books and Records. Each Party may from time to time during normal business hours, after the other Parties take possession of the Books and Records related to the Transactions of such Party and upon reasonable notice and without undue interference to the business operations of the other Parties, inspect and make copies (at its own expense) of the Books and Records related to the Transactions transferred by such Party to the other Parties, provided that its access to and use of such Books and Records will be limited to legal and regulatory purposes, including responding to tax audits, or otherwise dealing with Governmental Authorities.

4.14       Improper or Unintended Transfers. To the extent that any Party determines, after the Closing Date, that (i) any assets other than assets intended to be transferred by such Party pursuant to the Transactions (including contracts) or liabilities other than liabilities directly related to such assets were inadvertently not transferred or distributed by such Party to another Person or Persons, or (ii) such assets or liabilities were inadvertently transferred or distributed by such Party to another Person or Persons, the Parties will work together to determine a mutually acceptable tax-efficient method to effect, to the greatest extent possible, the necessary transfers and assumptions to rectify such error or omission. Each Party shall bear its own costs and expenses (including Taxes) incurred by it pursuant to this Section 4.14.

4.15       Cooperation. During the Interim Period and subject to applicable Laws, the Parties shall cooperate to constructively take such steps as are reasonably necessary to achieve the Exchange and the Additional Transactions at Closing. During the Interim Period, the Parties agree to cooperate to refine and further specify (a) the description of the assets and properties included in the Exchange and the Additional Transactions, and (b) the agreements, instruments and other documents necessary or desirable to complete the Exchange and the Additional Transactions.

4.16       Assistance with Financial Statements. i-80 Gold may require assistance with the preparation of historical audited and/or interim financial statements in connection with the NGM Properties for the purposes of preparing and filing on SEDAR a business acquisition report (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) (“NI 51-102”). NGM agrees to provide such reasonable assistance to Au-Reka, Goldcorp Dee and i-80 Gold in connection with the preparation of such financial statements, including any related audit, as may be reasonably requested by Au-Reka, Goldcorp Dee and i-80 Gold in order to comply with such requirements of NI 51-102.

4.17       Pipeline Right-of-Way. To the extent permitted by Law, NGM will grant to Au-Reka or Goldcorp Dee, as applicable, a new right-of-way across land owned by NGM solely for a dewatering pipeline, the location of which will be determined at NGM’s sole discretion, acting reasonably, so as to minimize impacts on NGM operations. Such right-of-way shall remain in force and effect only for the period that the dewatering pipeline is used by Au-Reka or Goldcorp Dee, as applicable, and automatically shall terminate thereafter. Au-Reka or Goldcorp Dee, as applicable, at their cost, may record the right-of-way with the applicable Governmental Authorities.

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4.18       Equity Placement.

(a)       The Parties and i-80 Gold acknowledge and agree that, as a condition of the Closing, NGM shall enter into a Subscription Agreement, pursuant to which NGM will subscribe for and purchase, and i-80 Gold will issue to NGM, i-80 Shares on a private placement basis at a cash subscription price per share equal to the Subscription Price (the “Private Placement”), which Private Placement will be consummated and completed concurrently with or as soon as practicable after Closing. Without limiting the foregoing, i-80 Gold covenants and agrees that, to the extent necessary, it will apply the maximum discount permitted by section 607(e) of the TSX Company Manual to any “market price” required by the TSX to facilitate the completion of the Private Placement at the Subscription Price.

(b)       The number of i-80 Shares to be subscribed for and issued in the Private Placement shall be equal to the lesser of (i) CAD$62,865,000 divided by the Subscription Price and (ii) the number of i-80 Shares equal to 9.9% of the issued and outstanding i-80 Shares determined on a non-diluted basis as at the Closing Date (and after giving effect to any issuances of i-80 Shares to NGM and in connection with the issuance of any other i-80 Shares as contemplated by the Subscription Agreement, provided that such issuances will be completed on or before closing of the Private Placement).

(c)       On the date of issuance, the i-80 Shares issued in the Private Placement shall be listed on the TSX and will be freely tradeable, subject only to any applicable statutory hold period under applicable securities Laws.

4.19       TSX Approval.

(a)       i-80 Gold shall take, at its own expense, all such reasonable actions as are within its power, and otherwise use all commercially reasonable efforts, to promptly obtain all necessary approvals and authorizations for the Private Placement, including the TSX Approval, within 30 days of the Execution Date. Without limiting the generality of the foregoing, as promptly as reasonably practicable and in any event within two Business Days after the Execution Date, i-80 Gold shall make all necessary or advisable filings, notifications and other submissions required to be made to the TSX in order to obtain the TSX Approval.

(b)       i-80 Gold will provide NGM with a reasonable advance opportunity to review and comment on all filings, notifications and other submissions to be made by i-80 Gold to the TSX in connection with the TSX Approval, and shall give due consideration to all comments provided by NGM and its counsel. i-80 Gold shall promptly provide NGM copies of all written communications from the TSX to i-80 Gold and shall keep NGM promptly apprised of all discussions and communications between i-80 Gold and the TSX regarding the TSX Approval.

(c)       i-80 Gold shall promptly notify NGM following receipt of the TSX Approval and shall provide NGM with a copy promptly following receipt thereof.

4.20       Non-Assignable Assets

(a)       To the extent that the consents required to convey the VEK Lease to Goldcorp Dee or the Franco-Nevada Lease to NGM on the Closing Date cannot be obtained prior to the Closing Date, each of Goldcorp Dee and NGM shall use its respective commercially reasonable efforts to ensure that the required consents or approvals to the assignment of each such lease (a “Non-Assignable Asset”) to the other is obtained as soon as practicable following the Closing Date. Notwithstanding any provision to the contrary, the obtaining of such consents or approvals is not a condition precedent to the Closing in favor of either Party.

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(b)       Until such time as any Non-Assignable Asset has been assigned to the appropriate Party, to the greatest extent permitted by Law, NGM as lessee under the VEK Lease and Goldcorp Dee as Lessee under the Franco-Nevada Lease shall continue to hold such Non-Assignable Asset in trust for the benefit of the other and to provide the benefit of such Non-Assignable Asset to the other.

(c)       To the greatest extent permitted by Law, the VEK Lease and the Franco-Nevada Lease shall be deemed to be transferred to Goldcorp Dee and NGM, respectively, as of the Closing Date, and each of Goldcorp Dee and NGM shall thereafter be fully responsible for the VEK Lease and Franco-Nevada Lease, respectively. Following the Closing Date, Goldcorp Dee shall indemnify and save harmless NGM for any liabilities arising under the VEK Lease and NGM shall indemnity and save harmless Goldcorp Dee from any liabilities arising under the Franco-Nevada Lease.

Article 5
Conditions to closing

5.1       Mutual Conditions. The obligations of the Parties to complete the Transactions is conditional on the satisfaction of all of the following conditions, each of which is for the benefit of all of the Parties and may only be waived by the mutual written consent of the Administrative Agent and NGM:

(a)       No Governmental Authority shall have issued a Governmental Order restraining or enjoining the Transactions and there shall not have been enacted or made applicable any Law that makes the Transactions illegal or otherwise prohibited;

(b)       The Closing having occurred on or prior to the Outside Date;

(c)       The waiting period under the HSR Act shall have expired or been terminated without written notification from the FTC or DOJ that any investigation or review of the Transactions is anticipated or ongoing, and all other Required Consents shall have been obtained;

(d)       NGM and i-80 Gold shall have entered into the Subscription Agreement; and

(e)       The TSX shall have provided the TSX Approval.

5.2       Conditions for the Benefit of Au-Reka and Goldcorp Dee. The obligations of each of Au-Reka and Goldcorp Dee to complete the Transactions is conditional on the satisfaction of all of the following conditions, each of which is for the benefit of each of Au-Reka and Goldcorp Dee and may only be waived by the Administrative Agent in writing:

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(a)       The Fundamental Representations made by NGM and the Additional NGM Representations shall be true and correct in all respects without giving effect to any limitation indicated by the words “Material Adverse Effect”, “material” or “materially”, except where the failure of such representations and warranties to be true and correct do not constitute, in aggregate, a Material Adverse Effect in respect of the Applicable Assets of NGM, in each case, as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak to an earlier date, then as of such date, or except as affected by Transactions contemplated or permitted by the Transaction Documents), and NGM shall have provided to the Administrative Agent a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b)       NGM shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Transaction Documents to which it is a party to be performed or complied with by NGM prior to or on the Closing Date, and NGM shall have delivered to the Administrative Agent a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(c)       There shall not have occurred and be continuing any Material Adverse Effect with respect to the Applicable Assets of NGM;

(d)       Written evidence satisfactory to the Administrative Agent that Goldcorp Dee has received the South Arturo Reimbursement and, if applicable, the Rodeo Creek Reimbursement Amount;

(e)       If required, written approval of the Transactions by the TSX; and

(f)       NGM shall have delivered to the Administrative Agent each other document, certificate, deed and instrument set forth in Sections 2.5(b)(iii) through (xxii) inclusive.

5.3       Conditions for the Benefit of NGM. The obligations of NGM to complete the Transactions is conditional on the satisfaction of all of the following conditions, each of which is for the benefit of NGM and may only be waived by NGM in writing:

(a)       The Fundamental Representations made by Au-Reka and Goldcorp Dee, as applicable, and the Additional Au-Reka Representations and Additional Goldcorp Dee Representations shall be true and correct in all respects without giving effect to any limitation indicated by the words “Material Adverse Effect”, “material” or “materially”, except where the failure of such representations and warranties to be true and correct do not constitute, in aggregate, a Material Adverse Effect in respect of the Applicable Assets of Au-Reka and Goldcorp Dee, in each case, as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak to an earlier date, then as of such date, or except as affected by Transactions contemplated or permitted by the Transaction Documents), and the Administrative Agent, on behalf of each of Au-Reka and Goldcorp Dee, shall have provided to NGM a certificate dated the Closing Date executed by a senior officer of each of Au-Reka and Goldcorp Dee to the foregoing effect;

(b)       Each of Au-Reka and Goldcorp Dee shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Transaction Documents to which it is a party to be performed or complied with by Au-Reka or Goldcorp Dee, as applicable, prior to or on the Closing Date and the Administrative Agent, on behalf of each of Au-Reka and Goldcorp Dee, shall have provided to NGM a certificate dated the Closing Date executed by a senior officer of the Administrative Agent on behalf of each of Au-Reka and Goldcorp Dee to the foregoing effect;

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(c)       The NGM Replacement Bonds shall have been issued by the issuer(s) thereof and delivered to the relevant Government Authority or other Person that holds or is benefited by the NGM Reclamation Bonds, the Replacement Acceptance shall have been delivered to NGM as contemplated in Section 4.10(b), and, unless NGM has provided its prior written consent as contemplated in Section 4.10, the NGM Reclamation Bonds shall have been returned to NGM and the sureties thereunder released as contemplated in Section 4.10 on or concurrently with Closing;

(d)       There shall not have occurred and be continuing any Material Adverse Effect with respect to the Applicable Assets of Au-Reka and Goldcorp Dee;

(e)       With respect to the Offtake Agreement, the Administrative Agent shall have delivered to NGM written evidence satisfactory to NGM, acting reasonably, that (i) (A) Goldcorp Dee has paid the Early Settlement Amount (as defined in the Offtake Agreement) in either cash or shares to OMF Fund (O), or (B) OMF Fund (O) has delivered a binding, irrevocable consent and acknowledgment consenting to the transfer of the Goldcorp Dee Properties to NGM and acknowledging that the Offtake Agreement will cease to apply to the South Arturo Properties on or before Closing, and (ii) any security interest in the South Arturo Properties in favor of OMF Fund (O) or its Affiliates, together with any financing statements related to the South Arturo Properties in favor of OMF Fund (O) or its Affiliates, has been terminated; and

(f)       The Administrative Agent shall have delivered to NGM each other document, certificate, deed and instrument set forth in Sections 2.5(a)(i) through (xx) inclusive.

Article 6
Indemnification

6.1       Indemnification Obligations of the Parties. From and after the Closing, subject to the Liability Limits and Section 6.3(b) and the Operating Parameters Indemnity Agreement, the applicable Indemnifying Party shall indemnify, defend and hold harmless the applicable Indemnified Parties from and against, and shall compensate and reimburse the applicable Indemnified Parties for, any and all Losses directly arising out of:

(a)       Any breach of a Fundamental Representation made by the Indemnifying Party or, as applicable, the Additional Au-Reka Representations, Additional Goldcorp Dee Representations or Additional NGM Representations, as of the Execution Date or as of the Closing Date, or in any certificate delivered pursuant to this Agreement by or on behalf of the applicable Indemnifying Party;

(b)       Any breach or violation of any covenant, agreement or undertaking in this Agreement made by the Indemnifying Party; and

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(c)       Any fraud of the Indemnifying Party in connection with the Transaction Documents.

6.2       Additional Indemnification Obligations of the Parties. In addition to the indemnification obligations in Section 6.1:

(a)       From and after the Closing, (i) NGM shall indemnify, defend and hold harmless each of Goldcorp Dee and Au-Reka and its respective Affiliates and its and their respective Representatives from and against, and shall compensate and reimburse them for, any and all Losses constituting or directly arising out of the NGM Assumed Liabilities or the NGM Retained Liabilities and (ii) Goldcorp Dee and Au-Reka shall, jointly and severally, indemnify, defend and hold harmless NGM and its Affiliates and its and their respective Representatives (the “NGM Indemnified Parties”) from and against, and shall compensate and reimburse them for, any and all Losses constituting or directly arising out of the i-80 Assumed Liabilities or the i-80 Retained Liabilities.

(b)       From and after the Closing, NGM, on its behalf and on behalf of its Affiliates and its and their respective Representatives, hereby unconditionally and irrevocably forever RELEASES, DISCHARGES AND ACQUITS Goldcorp Dee and its Affiliates and its and their respective Representatives from and against any and all Claims and Losses of whatsoever kind or nature, whether accrued or unaccrued, whether known or unknown, whether now existing or that might arise hereafter, present or future, suspected or unsuspected, asserted or unasserted, foreseen or unforeseen, contingent or fixed, liquidated or unliquidated, including any Claims for contribution and/or indemnity, including for prejudgment interest, lost profits, consequential damages, exemplary damages, and other expenses or damages, incurred or to be incurred for, upon, or by reason of any matter, cause or thing arising prior to, on or following the Closing Date arising out of, in connection with, or in any way related to the Mining Venture Agreement or the Venture, regardless of when or how any of the Claims and Losses related to such actions arose and notwithstanding their foreseeability or predictability, provided that nothing in this provision releases, negates, or affects any liability and indemnity obligation of the Goldcorp Dee Indemnifying Parties under Section 6.1.

(c)       From and after the Closing, Goldcorp Dee, on its behalf and on behalf of its Affiliates and its and their respective Representatives, hereby unconditionally and irrevocably forever RELEASES, DISCHARGES AND ACQUITS the NGM Indemnified Parties from and against any and all Claims and Losses of whatsoever kind or nature, under any Law or otherwise, whether accrued or unaccrued, whether known or unknown, whether now existing or that might arise hereafter, present or future, suspected or unsuspected, asserted or unasserted, foreseen or unforeseen, contingent or fixed, liquidated or unliquidated, including any Claims for contribution and/or indemnity, including for prejudgment interest, lost profits, consequential damages, exemplary damages, and other expenses or damages, incurred or to be incurred for, upon, or by reason of any matter, cause or thing arising prior to, on or following the Closing Date arising out of, in connection with, or in any way related to the actions of NGM as Manager (as defined in the Mining Venture Agreement) of the Venture, regardless of when or how any of the Claims and Losses related to such actions arose and notwithstanding their foreseeability or predictability, provided that nothing in this provision releases, negates, or affects any liability and indemnity obligation of the NGM Indemnifying Parties under Section 6.1.

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6.3       Survival of Representations and Warranties; Survival of Covenants.

(a)       Except as set forth in Section 6.3(b), and subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall not merge. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

(b)       The applicable Indemnifying Party shall not be required to indemnify, defend, save harmless, compensate or reimburse the applicable Indemnified Parties pursuant to Section 6.1, unless the applicable Indemnified Parties shall have provided to the applicable Indemnifying Party a Notice of Claim (with any Notice of Claim in respect of Au-Reka and Goldcorp Dee, their respective Affiliates and Representatives delivered to the Administrative Agent) in respect thereof within the following time limits:

(i)       With respect to any Fundamental Representations, at any time after Closing, subject to the applicable statute of limitations; and

(ii)      With respect to the Au-Reka Additional Representations, Goldcorp Additional Representations and NGM Additional Representations, as applicable, the Survival Period; provided that any claim for breach of the representations and warranties or covenants of an Indemnifying Party contained in this Agreement involving fraud shall be subject to the applicable statute of limitations.

6.4       Notice of Claims. Notice of any Claim under this Article 6 regarding any inaccuracy or breach of a representation or warranty must be given prior to the expiration of the applicable survival period related to the representation and warranty as set forth in Section 6.3(b), and any Claim not made within such period shall be of no force or effect and shall not give rise to any obligation of the Indemnifying Party to indemnify, defend, save harmless, compensate or reimburse any Indemnified Party. Notwithstanding the foregoing, if, before the close of business on the last day of the applicable claims period set forth above, an Indemnifying Party shall have been notified in writing of a Claim for indemnity hereunder in accordance with the terms hereof, and such Claim shall not have been finally resolved or disposed of at such date, such Claim shall continue to survive and shall remain a basis for indemnity hereunder until such Claim is finally resolved or disposed of in accordance with the terms hereof.

6.5       Certain Limitations. The indemnification provided for herein shall be subject to the following limitations (the “Liability Limits”):

(a)       Subject to the Operating Parameters Indemnity Agreement (which for greater certainty shall not be subject to the limitations below), the applicable Indemnified Parties shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 6.1 and applicable Indemnifying Party shall not be liable for any indemnity payment thereunder unless:

(i)       The amount finally agreed or adjudicated of any such individual Loss exceeds $250,000 (the “De Minimis Amount”);

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(ii)      Either alone or together with the amount finally agreed or adjudicated to be payable in respect of other Losses for which the applicable Indemnifying Party would otherwise be entitled to require payment under such indemnities, such Loss exceeds $5,000,000 (the “Deductible”); provided that (A) any individual amount used to calculate the Deductible shall be no less than the De Minimis Amount, and (B) once the Deductible has been exceeded, the applicable Indemnified Party shall only be entitled to require payment on such indemnities on the portion of Losses that exceeds the Deductible; and

(iii)      Notwithstanding any provision in this Agreement to the contrary, (A) the aggregate amount of all Losses for which the applicable Indemnifying Party shall be liable pursuant to Section 6.1 shall not exceed $20,000,000.

(b)       Losses arising out of separate sets of facts, matters or circumstances will not be treated as an individual Loss, even if each set of facts, matters or circumstances may be a breach of the same representation and warranty, and Losses of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as an individual Loss.

(c)       Payments by an applicable Indemnifying Party in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized, or reasonably expected to be realized, as a result of such Loss by the applicable Indemnified Party.

(d)       Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gave rise to such Loss.

(e)       Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another Person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all commercially reasonable steps to seek recovery of that amount and keep the Indemnifying Party reasonably apprised of the status of such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery and any Taxes paid or payable on the amount recovered).

(f)       If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another Person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of (i) the amount of the Loss that was recovered or paid and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

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6.6       Notice of Claim.

(a)       An Indemnified Party that may be entitled to make a Claim shall give written notification to the Indemnifying Party of such Claim (a “Notice of Claim”) promptly upon becoming aware of the Claim, but in no event later than the expiry of the relevant survival period specified in Section 6.3(b). The Notice of Claim shall specify whether the Claim arises as a result of a Claim by a third party against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b)       If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 6.6(a), the Indemnifying Party shall be relieved of the obligation to pay damages to the extent it can show that it was materially prejudiced in its defense of the Claim or in proceeding against a third party who would have been liable to it but for the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 6.

(c)       If the date by which a Notice of Claim must be given as set out in Section  6.3(b) in respect of a breach of a representation and warranty has lapsed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 6.3(b), the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

6.7       Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both Parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim (subject to the limitations set out in Section 6.5), failing which the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement.

6.8       Third Party Claims.

(a)       With respect to any Third Party Claim, upon receiving a Notice of Claim, the Indemnifying Party may participate in the investigation and defense of the Third Party Claim, and may also elect to assume the investigation and defense of the Third Party Claim with counsel satisfactory to the Indemnified Party, acting reasonably; provided that the Indemnifying Party shall not have the right to assume such investigation and defense, and shall pay the fees and expenses of counsel retained by the Indemnified Party, if (a) the Third Party Claim involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party failed or is failing to vigorously prosecute or defend, (b) the Indemnifying Party agrees to separate representation; or (c) the named parties to the Third Party Claim include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party. In the case set out in items (b) to (c) above, the Indemnifying Party agrees to reimburse the Indemnified Party for its reasonable expenses as such expenses are incurred. In no event, however, shall the Indemnifying Party be liable hereunder to pay the fees and disbursements of more than one counsel in any one jurisdiction acting as counsel on behalf of all Indemnified Parties. Throughout the course of any legal proceedings, to the extent there are no actual or potential conflicts of interest between the Indemnified Party and the Indemnifying Party, each of the Indemnified Party and the Indemnifying Party will cooperate in a reasonable manner with each other in connection with the conduct of the settlement or defense thereof. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof.

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(b)       In order to assume the investigation and defense of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 20 days of the Indemnifying Party’s receipt of the Notice of Claim.

(c)       Subject to Section 6.8(a), if the Indemnifying Party assumes the investigation and defense of a Third Party Claim:

(i)       The Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defense of the Third Party Claim except that, subject to Section 6.8(a), the Indemnifying Party will not, so long as it diligently conducts such defense, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim;

(ii)      The Indemnifying Party shall reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defense of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim; and

(iii)      If the Indemnifying Party thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such defense and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(d)       If the Indemnified Party undertakes the defense of the Third Party Claim, the Indemnifying Party will not be bound by any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld, conditioned or delayed).

(e)       The Indemnifying Party shall not compromise and settle or cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld, conditioned or delayed; provided, however, that no such consent shall be required if:

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(i)       The terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement and the Indemnifying Party agrees to timely pay such amount in full; and

(ii)       The Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim.

(f)       No Party shall be liable to pay any amount in discharge of a Claim under this Agreement unless and until the liability in respect of which the Claim is made has become due and payable.

6.9       Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the value of the Consideration for Tax purposes, unless otherwise required by Law.

6.10       Exclusive Remedies. If the Closing occurs, no Party may make any Claim for damages in respect of this Agreement, or in respect of any breach hereof, against any other Party except by making a Claim pursuant to and in accordance with this Article 6. The provisions of this Article 6 shall survive the termination of this Agreement.

Article 7
Termination

7.1       Termination. This Agreement may be terminated at any time prior to the Closing:

(a)       By the mutual written consent of the Parties, with any such consent of NGM to be delivered to the Administrative Agent; or

(b)       By any one of the Parties by written notice to the other Parties, with any such notice of NGM to be delivered to the Administrative Agent, if:

(i)       The Closing has not occurred on or prior to the date that is 150 days from the Execution Date (or, if such date is not a Business Day, the next subsequent Business Day), or such later date as may be agreed in writing by the Parties (the “Outside Date”), except that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a Party if its failure to fulfill any of its covenants or obligations or if the breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or

(ii)       Any of the conditions set forth in Sections 5.1, 5.2 or 5.3 shall not have been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any of the conditions in Section 5.1, 5.2 or 5.3 not to be satisfied.

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7.2       Effect of Termination.

(a)       Notwithstanding the termination of this Agreement by a Party pursuant to Section 7.1(b), the other Parties may bring an action against such Party for Losses suffered by any Indemnified Parties where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by such Party.

(b)       Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of Sections 1.1, 1.2, 2.6(a), and 4.5, this Section 7.2 and Article 6 and Article 8 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

Article 8
Miscellaneous

8.1       Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

8.2       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) when received by the addressee if mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.2):

If to NGM:	Nevada Gold Mines LLC c/o Barrick Gold Corporation Brookfield Place TD Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Canada M5J 2S1 Attn: General Counsel Email: [REDACTED]

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with a copy to:	Barrick Gold of North America Inc. 310 S. Main Street, Suite 1150 Salt Lake City, Utah 84101 Attn: Michael McCarthy, General Counsel (North America) Email: [REDACTED]
If to Au-Reka, Goldcorp Dee or i-80 Gold:	Goldcorp Dee LLC, as Administrative Agent c/o i-80 Gold Corp. 1100 Russell Street, Suite 200 Thunder Bay, Ontario P7B 5N2 Canada Attn: Ewan Downie, Chief Executive Officer Email: [REDACTED]
with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

Toronto, Ontario

M5X 1A4 Canada

Attn: Abbas Ali Khan

Email: [REDACTED]

and

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

Attn: Mark C. Bussey and Randall E. Hubbard

Email: [REDACTED]

8.3       Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in a manner materially adverse to a Party.

8.4       Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreements constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

8.5       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

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8.6       Beneficiaries. This Agreement includes rights and benefits for the Indemnified Parties, and the Parties will exercise their respective rights and obligations under this Agreement with due consideration for the rights and benefits of the Indemnified Parties. Subject to the foregoing, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.7       Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving or, in the case of Au-Reka and Goldcorp Dee, by the Administrative Agent. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8.8       Governing Law; Submission to Jurisdiction.

(a)       This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction).

(b)       Any Claim arising out of or based upon this Agreement may be instituted in the state courts of Nevada or the federal courts of the United States, in each case located in Reno, Nevada, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such Claim. Service of process, summons, notice or other document by mail to such Party’s address set forth herein shall be effective service of process for any Claim brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any Claim in such courts and irrevocably waive and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum.

(c)       EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A JURY TRIAL IN ANY ACTION, SUIT, OR PROCEEDING OF ANY KIND DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT. THE JURY TRIAL WAIVER CONTAINED IN THIS AGREEMENT IS INTENDED TO APPLY, TO THE FULLEST EXTENT PERMITTED BY LAW, TO ANY AND ALL DISPUTES AND CONTROVERSIES THAT ARISE OUT OF OR IN ANY WAY RELATE TO ANY OR ALL OF THE MATTERS DESCRIBED IN THE PRECEDING SENTENCE, INCLUDING WITHOUT LIMITATION CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS OF ANY KIND. THIS AGREEMENT MAY BE FILED WITH ANY COURT OF COMPETENT JURISDICTION AS A PARTY’S WRITTEN CONSENT TO SUCH PARTY’S WAIVER OF A JURY TRIAL.

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8.9       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

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The Parties hereto and i-80 Gold have caused this Agreement to be executed as of the Execution Date by their respective duly authorized senior officers.

NEVADA GOLD MINES LLC, a Delaware limited liability company By: (signed) "Greg Walker" Name: Greg Walker Title: Executive Managing Director
GOLDCORP DEE LLC, a Nevada limited liability company By: (signed) "Ryan Snow" Name: Ryan Snow Title: Vice President - Finance
AU-REKA GOLD LLC, a Delaware limited liability company By: (signed) "Ryan Snow" Name: Ryan Snow Title: Vice President - Finance

I-80 GOLD CORP., a British Columbia corporation By: (signed) "Ewan Downie" Name: Ewan Downie Title: Chief Executive Officer

Signature Page to the Exchange Agreement